As filed with the Securities and Exchange Commission on

                          Registration No. ___________

             ------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------

                                    Form S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
               SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON
                                   FORM N-8B-2

                                -----------------
                   Acacia Life Insurance Company (Regent 2001)
                               SEPARATE ACCOUNT I
                           (EXACT NAME OF REGISTRANT)

                                -----------------
                          Acacia Life Insurance Company
                                   (Depositor)
                    7315 Wisconsin Avenue Bethesda, MD 20814

                                -----------------
                   Robert-John H. Sands Senior Vice President,
                     Corporate Secretary and General Counsel
                          Acacia Life Insurance Company
                              7315 Wisconsin Avenue
                               Bethesda, MD 20814

                                -----------------

    Title of Securities Being Registered: Securities of Unit Investment Trust
                      -----------------------------------

       Approximate Date of Proposed     As soon as reasonably practicable
       Public Offering:                 following the date of this filing.

It is proposed that this filing will become effective (check appropriate box)

[ ]  Immediately upon filing pursuant to paragraph (b)
[ ]  on _______ pursuant to paragraph (b) of rule 485
[ ]  60 days after filing pursuant to paragraph (a)(i) of rule 485
[ ]  on _______ pursuant to paragraph (a)(1) of rule 485

Title of Securities Being Registered: Securities of Unit Investment Trust
================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                   REGENT 2001

     RECONCILIATION AND TIE BETWEEN ITEMS IN FORM N-8B-2 AND THE PROSPECTUS

ITEM NO. OF
FORM N-8B-2              CAPTION IN PROSPECTUS
-----------              ---------------------

     1                   Cover Page
     2                   Cover Page
     3                   Not Applicable
     4                   Distribution of the Policies
     5                   Acacia Life Insurance Company - Separate Account I
     6                   Acacia Life Insurance Company - Separate Account I
     7                   Not Required
     8                   Not Required
     9                   Legal Proceedings
    10                   Summary; Addition, Deletion of Substitution of Investments;
                         Policy Benefits; Policy Rights; Payment and Allocation of
                         Premiums; General Provisions; Voting Rights
    11                   Fund Summary
    12                   Fund Summary
    13                   Fund Summary; Charges and Deductions
    14                   Summary; Payment and Allocation of Premiums
    15                   Summary; Payment and Allocation of Premiums
    16                   Summary; [Summary of Underlying Fund]
    17                   Summary, Policy Rights
    18                   Description of Investment Objectives and Policies of the Underlying Fund
    19                   General Provisions; Voting Rights
    20                   Not Applicable
    21                   Summary; Policy Rights, Loan Benefits; General Provisions
    22                   Not Applicable
    23                   Safekeeping of the Separate Account's Assets
    24                   General Provisions
    25                   Acacia Life Insurance Company
    26                   Not Applicable
    27                   Acacia Life Insurance Company
    28                   Executive Officers and Directors of Acacia Life; Acacia Life
                         Insurance Company
    29                   Acacia Life Insurance Company
    30                   Not Applicable
    31                   Not Applicable
    32                   Not Applicable
    33                   Not Applicable
    34                   Not Applicable
    35                   Not Applicable
    36                   Not Required
    37                   Not Applicable
    38                   Distribution of the Policies
    39                   Distribution of the Policies
    40                   Distribution of the Policies
    41                   Distribution of Policies

                                   REGENT 2001
                                       ii

ITEM NO. OF
FORM N-8B-2              CAPTION IN PROSPECTUS
-----------              ---------------------

    42                   Not Applicable
    43                   Not Applicable
    44                   Cash Value, Payment and Allocation of Premium
    45                   Not Applicable
    46                   The Fund; Cash Value
    47                   The Fund
    48                   State Regulation of Acacia Life
    49                   Not Applicable
    50                   The Separate Account
    51                   Cover Page; Summary; Policy Benefits; Payment and Allocation of Premiums,
                         Charges and Deductions
    52                   Addition, Deletion or Substitution of Investments
    53                   Summary; Federal Tax Matters
    54                   Not Applicable
    55                   Not Applicable
    56                   Not Required
    57                   Not Required
    58                   Not Required
    59                   Financial Statements

                                   REGENT 2001

                                   PROSPECTUS
     [LOGO]

Regent 2001 -- A Survivorship Flexible Premium Variable Universal
Life Insurance Policy issued by Acacia Life Insurance Company

Acacia Life Insurance Company
7315 Wisconsin Avenue
Bethesda, MD 20814

--------------------------------------------------------------------------------

Regent 2001 is a survivorship flexible premium variable universal life insurance Policy ("Policy"), issued by Acacia Life Insurance Company ("Acacia Life"), that pays a Death Benefit upon the Second Death. There is no benefit payable on the death of the first Insured. Like traditional life insurance policies, a Regent 2001 Policy provides Death Benefits to Beneficiaries and gives you, the Policy Owner, the opportunity to increase the Policy's value. Unlike traditional policies, Regent 2001 lets you vary the frequency and amount of premium payments, rather than follow a fixed premium payment schedule. It also lets you change the level of Death Benefits as often as once each year.

A Regent 2001 Policy is different from traditional life insurance policies in another important way: you select how Policy premiums will be invested. Although each Policy Owner is guaranteed a minimum Death Benefit, the value of the Policy, as well as the actual Death Benefit, will vary with the performance of investments you select.

The Investment Options available through Regent 2001 include investment portfolios from Calvert Social. Each of these portfolios has its own investment objective and policies. These are described in the prospectuses for each investment portfolio which must accompany this Regent 2001 prospectus. You may also choose to allocate premium payments to the Fixed Account managed by Acacia Life.

A Regent 2001 Policy will be issued after Acacia Life accepts a prospective Policy Owner's application. Generally, an application must specify a Death Benefit no less than $100,000. Regent 2001 Policies are available to cover individuals between the ages of 20 and 90 at the time of purchase, although at least one of the individuals must be no older than 85. A Regent 2001 Policy, once purchased, may generally be canceled within 10 days after you receive it.

This Regent 2001 prospectus is designed to assist you in understanding the opportunity and risks associated with the purchase of a Regent 2001 Policy. Prospective Policy Owners are urged to read the prospectus carefully and retain it for future reference.

This prospectus includes a summary of the most important features of the Regent 2001 Policy, information about Acacia Life, a list of the investment portfolios to which you may allocate premium payments, and a detailed description of the Regent 2001 Policy. The appendix to the prospectus includes tables designed to illustrate how values and Death Benefits may change with the investment experience of the Investment Options.

This prospectus must be accompanied by a prospectus for each of the investment portfolios available through Regent 2001.

Although the Regent 2001 Policy is designed to provide life insurance, a Regent 2001 Policy is considered to be a security. It is not a deposit with, an obligation of, or guaranteed or endorsed by any banking institution, nor is it insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency. The purchase of a Regent 2001 Policy involves investment risk, including the possible loss of principal. For this reason, Regent 2001 may not be suitable for all individuals. It may not be advantageous to purchase a Regent 2001 Policy as a replacement for another type of life insurance or as a way to obtain additional insurance protection if the purchaser already owns another survivorship flexible premium variable universal life insurance policy.

The Securities and Exchange Commission maintains a Web Site (http://www.sec.gov) that contains other information regarding registrants that file electronically with the Securities and Exchange Commission.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AUTHORITY HAS APPROVED THESE SECURITIES, OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 April 25, 2001

TABLE OF CONTENTS                                                           PAGE

COVER PAGE ..............................................................      1
DEFINITIONS .............................................................      3
SUMMARY .................................................................      6

ACACIA LIFE, THE SEPARATE ACCOUNT AND THE FUND ..........................     13
         Acacia Life Insurance Company ..................................     13
         The Separate Account ...........................................     13
         Performance Information ........................................     13
         The Fund .......................................................     13
         Investment Objectives and Policies of the Fund's Portfolios ....     15
         Addition, Deletion or Substitution of Investments ..............     19
         Fixed Account ..................................................     19
POLICY BENEFITS .........................................................     19
         Purposes of the Policy .........................................     19
         Death Benefit Proceeds .........................................     20
         Death Benefit Options ..........................................     20
         Change in Death Benefit Option .................................     21
         Change in Specified Amount .....................................     21
         Methods of Affecting Insurance Protection ......................     22
         Duration of the Policy .........................................     22
         Accumulation Value .............................................     22
         The Unit Value .................................................     22
         Valuation Date and Valuation Period ............................     23
         Payment of Policy Benefits .....................................     23
         Payment Options for Death Benefit Proceeds .....................     23
POLICY RIGHTS ...........................................................     24
         Loan Benefits ..................................................     24
         Surrenders .....................................................     24
         Partial Withdrawals ............................................     25
         Transfers ......................................................     25
         Systematic Programs ............................................     25
         Free Look Privilege ............................................     26
PAYMENT AND ALLOCATION OF PREMIUMS ......................................     26
         Issuance of a Policy ...........................................     26
         Premiums .......................................................     27
         Allocation of Premiums and Accumulation Value ..................     28
         Policy Lapse and Reinstatement .................................     28
CHARGES AND DEDUCTIONS ..................................................     29
         Deductions From Premium Payments ...............................     29
         Charges from Accumulation Value ................................     29
         Surrender Charge ...............................................     30
         Daily Charges Against the Separate Account .....................     31
GENERAL PROVISIONS ......................................................     31
DISTRIBUTION OF THE POLICIES ............................................     33
ADMINISTRATION ..........................................................     35
FEDERAL TAX MATTERS .....................................................     35
SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS ............................     37
THIRD PARTY SERVICES ....................................................     37
VOTING RIGHTS ...........................................................     37
STATE REGULATION OF ACACIA LIFE .........................................     38
EXECUTIVE OFFICERS AND DIRECTORS OF Acacia Life .........................     38
EXPERTS .................................................................     39
LEGAL MATTERS ...........................................................     39
LEGAL PROCEEDINGS .......................................................     39
ADDITIONAL INFORMATION ..................................................     39
FINANCIAL STATEMENTS ....................................................     40
         ACACIA LIFE INSURANCE COMPANY
         ACACIA LIFE INSURANCE COMPANY SEPARATE ACCOUNT I
APPENDICES ..............................................................    A-1
AUTOMATIC REBALANCING, MODEL ASSET ALLOCATION, DOLLAR COST AVERAGING
AND EARNINGS SWEEP ......................................................    B-1

     The Policy, Fund, and/or certain riders may not be available in all states.

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT BE LAWFULLY MADE. NO DEALER, SALESPERSON, OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

                                   REGENT 2001

DEFINITIONS

ACCRUED EXPENSE CHARGES - Any Monthly Deductions that are due and unpaid.

ACCUMULATION VALUE - The total amount that the Policy provides for investment at any time. It is equal to the total of the Accumulation Value held in Separate Account I, the Fixed Account, and any Accumulation Value held in the General Account which secures Outstanding Policy Debt.

ADMINISTRATIVE EXPENSE CHARGE - A charge which is part of the monthly deduction to cover the cost of administering the Policy.

ASSET-BASED ADMINISTRATIVE EXPENSE CHARGE - A daily charge that is deducted from the overall assets of Separate Account I to provide for expenses of ongoing administrative services to the Policy owners as a group.

ATTAINED AGE - The Issue Age of the younger Insured plus the number of complete Policy Years that the Policy has been in-force.

ACACIA LIFE ("WE, US, OUR") - Acacia Life Insurance Company, a District of Columbia stock company. Acacia Life's Home Office is located at 7315 Wisconsin Avenue, Bethesda, MD 20814.

BENEFICIARY - The person or persons to whom the Death Benefit Proceeds are payable upon the Second Death. (See the sections on Beneficiary and Change of Beneficiary.)

COST OF INSURANCE - A charge deducted monthly from the Accumulation Value to provide the life insurance protection. The Cost of Insurance is calculated with reference to an annual "Cost of Insurance Rate." This rate is based on the Issue Age, sex, and risk class of each Insured and the policy duration. The Cost of Insurance is part of the Monthly Deduction.

DEATH BENEFIT - The amount of insurance coverage provided under the selected Death Benefit option of the Policy.

DEATH BENEFIT PROCEEDS - The proceeds payable to the Beneficiary upon receipt by Acacia Life of Satisfactory Proof of Death of both Insureds while the Policy is in-force. It is equal to: (l) the Death Benefit; (2) plus additional life insurance proceeds provided by any riders; (3) minus any Outstanding Policy Debt; (4) minus any Accrued Expense Charges, including the Monthly Deduction for the month of the Second Death.

FIXED ACCOUNT - An account that is a part of Acacia Life's General Account to which all or a portion of Net Premiums and transfers may be allocated for accumulation at fixed rates of interest.

GENERAL ACCOUNT - The General Account of Acacia Life includes all of Acacia Life's assets except those assets segregated into separate accounts such as the Separate Account I.

GRACE PERIOD - A 61-day period from the date written notice of lapse is mailed to the Policy owner's last known address. If the Policy owner makes the payment specified in the notification of lapse, the policy will not lapse.

GUARANTEED DEATH BENEFIT (IN MARYLAND, "GUARANTEED DEATH BENEFIT TO PREVENT LAPSE") PERIOD - The number of years the "Guaranteed Death Benefit" provision will apply. The period extends to Attained Age 85 but in no event is less than 10 years, and may be restricted as a result of state law. Not available in Massachusetts. This benefit is provided without an additional Policy charge.

GUARANTEED DEATH BENEFIT PREMIUM - A specified premium which, if paid in advance on a monthly prorated basis, will keep the Policy in-force during the Guaranteed Death Benefit Period so long as other Policy provisions are met, even if the Net Cash Surrender Value is zero or less.

INSUREDS - The two persons whose lives are insured under the Policy.

INVESTMENT OPTIONS - Refers to the Subaccounts and/or the Fixed Account offered under this Policy.

ISSUE AGE - The actual age of each Insured on the Policy Date.

ISSUE DATE - The date that all financial, contractual and administrative requirements have been met and processed for the Policy.

MINIMUM PREMIUM - A specified premium which, if paid in advance on a monthly prorated basis, will keep the Policy in-force during the first sixty Policy months ("Minimum Benefit" Period) so long as other Policy provisions are met, even if the Net Cash Surrender Value is zero or less.

MONTHLY ACTIVITY DATE - The same date in each succeeding month as the Policy Date except should such Monthly Activity Date fall on a date other than a Valuation Date, the Monthly Activity Date will be the next Valuation Date.

MONTHLY DEDUCTION - The deductions taken from the Accumulation Value on the Monthly Activity Date. These deductions are equal to: (1) the current Cost of Insurance; (2) the Administrative Expense Charge; and (3) rider charges, if any.

MORTALITY AND EXPENSE RISK CHARGE - A daily charge that is deducted from the overall assets of Separate Account I to provide for the risk that mortality and expense costs may be greater than expected.

                                   REGENT 2001

NET AMOUNT AT RISK - The amount by which the Death Benefit as calculated on a Monthly Activity Date exceeds the Accumulation Value on that date.

NET CASH SURRENDER VALUE - The Accumulation Value of the Policy on any Valuation Date (including for this purpose, the date of Surrender), less any Surrender Charges and any Outstanding Policy Debt.

NET POLICY FUNDING - Net Policy Funding is the sum of all premiums paid, less any partial withdrawals and less any Outstanding Policy Debt.

NET PREMIUM - Premium paid less the Percent of Premium Charge for Taxes.

OUTSTANDING POLICY DEBT - The sum of all unpaid Policy loans and accrued interest on Policy loans. PERCENT OF PREMIUM CHARGE FOR TAXES - The amount deducted from each premium received to cover certain expenses, expressed as a percentage of the premium.

PLANNED PERIODIC PREMIUMS - A selected schedule of equal premiums payable at fixed intervals. The Policy Owner is not required to follow this schedule, nor does following this schedule ensure that the Policy will remain in-force unless the payments meet the requirements of the Minimum Benefit or the Guaranteed Death Benefit.

POLICY - The survivorship flexible premium variable universal life insurance Policy offered by Acacia Life and described in this prospectus.

POLICY YEAR - The period from one Policy Anniversary Date until the next Policy Anniversary Date. A "Policy Month" is measured from the same date in each succeeding month as the Policy Date.

POLICY OWNER - ("you, your") The owner of the Policy, as designated in the application or as subsequently changed. If a Policy has been absolutely assigned, the assignee is the Policy Owner. A collateral assignee is not the Policy Owner.

POLICY ANNIVERSARY DATE - The same day as the Policy Date for each year the Policy remains in-force.

POLICY DATE - The effective date for all coverage provided in the application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Monthly Activity Dates. Policy Anniversaries are measured from the Policy Date. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) unless there are additional premiums or application amendments at time of delivery. (See the section on Issuance of a Policy.)

SATISFACTORY PROOF OF DEATH - Satisfactory Proof of Death must be provided to us at the time of death of each Insured. Satisfactory Proof of Death means all of the following must be submitted:

(1)  A certified copy of both death certificates;
(2)  A Claimant Statement;
(3)  The Policy; and
(4) Any other information that Acacia Life may reasonably require to establish the validity of the claim.

SECOND DEATH - The later of the dates of death of the Insureds.

SEPARATE ACCOUNT I - This term refers to Separate Account I, a separate investment account established by Acacia Life to receive and invest the Net Premiums paid under the Policy and allocated by the Policy owner to Separate Account I. Separate Account I is segregated from the General Account and all other assets of Acacia Life.

SPECIFIED AMOUNT - The minimum Death Benefit under the Policy, as selected by the Policy owner.

SUBACCOUNT - A subdivision of the Separate Account I. Each Subaccount invests exclusively in the shares of a specified portfolio of the Fund.

SURRENDER - The termination of the Policy for the Net Cash Surrender Value while at least one Insured is alive.

SURRENDER CHARGE - This charge is assessed against the Accumulation Value of the Policy if the Policy is Surrendered on or before the 14th Policy Anniversary Date or, in the case of an increase in the Specified Amount, on or before the 14th anniversary of the increase.

VALUATION DATE - Any day on which the New York Stock Exchange is open for trading.

VALUATION PERIOD - The period between two successive Valuation Dates, commencing at the close of the New York Stock Exchange ("NYSE") on one Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

SUMMARY

The following summary of prospectus information and diagram of the Policy should be read along with the detailed information found elsewhere in this prospectus. Unless stated otherwise, this prospectus assumes that the Policy is in-force and that there is no Outstanding Policy Debt.

                                   REGENT 2001

                                DIAGRAM OF POLICY

--------------------------------------------------------------------------------
                                PREMIUM PAYMENTS
                       You can vary amount and frequency.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                            DEDUCTIONS FROM PREMIUMS
      Percent of Premium Charge for Taxes - currently 2.25% (maximum 3.0%)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   NET PREMIUM
The net premium may be invested in the Fixed Account or in Separate Account I, which offers 5 different Subaccounts through The Calvert Variable Series, Inc.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                             DEDUCTIONS FROM ASSETS
Monthly charge for Cost of Insurance and cost of any riders. The charge varies by the Policy duration and the Issue Age, gender, and risk class of the Insured. (See the Policy Schedule for rates.)

Monthly charge for administrative expenses of the Policy (maximum charge $16.00/month plus a charge per month per $1000 of Specified Amount that varies by the younger Insured's Issue Age).

Current Monthly Charge                       Plus Current Monthly Charge
By Issue Age (/1000/month):                  For Specified Amounts:

                  Up to     $1,000,000 up  $5,000,000
               $1,000,000   to $5,000,000    or more    20 - 44   45 - 64   65 +
               ----------   -------------    -------    -------   -------   ----
Policy Year:
1 - 5            $16.00         $8.00        $ 0.00       $.10      $.08    $.05
6 +              $ 8.00         $4.00        $ 0.00       $.00      $.00    $.00

Maximum
Monthly Charge:  $16.00        $16.00        $16.00  Plus $.10      $.08    $.05

Daily charge from the Subaccounts (not deducted from the Fixed Account):

                                             Policy Years 1-15  Policy Years 16+
                                             -----------------  ----------------
Mortality and Expense Risk Charge                  0.75%             0.30%
Asset-Based Administrative Expense Charge          0.15%             0.15%
                                                   -----             -----
Combined annual rate of Subaccount daily charges   0.90%             0.45%

Fund expense charges, which ranged from .30% to 1.50% at the most recent fiscal year end, are also deducted.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
LIVING BENEFITS
You may make partial withdrawals, subject to certain restrictions. The Death Benefit will be reduced by the amount of the partial withdrawal. Partial withdrawals are subject to a maximum charge of the lesser of $50 (currently $25) or 2% of the amount withdrawn. Acacia Life guarantees up to 15 free transfers between the Investment Options each Policy Year. After that, a $10 charge may be made for each transfer. Under current practice, unlimited free transfers are permitted.

Accelerated payment of up to 50% of the lowest scheduled Death Benefit is available under certain conditions if the surviving Insured is suffering from terminal illness.

--------------------------------------------------------------------------------

                                   REGENT 2001
                                        4

--------------------------------------------------------------------------------
RETIREMENT INCOME
Loans may be available on a more favorable interest rate basis after the tenth Policy Year. Should the Policy lapse while loans are outstanding, the portion of the loan attributable to earnings will become taxable distributions. (See page 21.)

You may surrender the Policy at any time for its Net Cash Surrender Value.

Some expenses that Acacia Life incurs immediately upon the issuance of the Policy are recovered over a period of years. Therefore, a Policy Surrender on or before the 14th anniversary date will be assessed a Surrender Charge. The charge decreases each year until no Surrender Charge is applied after the 14th Policy Year. Increases in coverage after issue will also have a Surrender Charge associated with them. (See pages 21 and 27.)

You may Surrender the Policy or make a partial withdrawal and take values as payments under one or more of five different payment options

DEATH BENEFITS
Generally, Death Benefit income is income tax free to the Beneficiary. The Beneficiary may be paid a lump sum or may select any of the five payment methods available as retirement benefits.

--------------------------------------------------------------------------------

SUMMARY
The following summary is intended to highlight the most important features of a Regent 2001 Policy that you, as a prospective Policy owner, should consider. You will find more detailed information in the main portion of the prospectus; cross-references are provided for your convenience. As you review this Summary, take note that each capitalized term is defined in the Definitions section that begins on page 3 of this prospectus. This summary and all other parts of this prospectus are qualified in their entirety by the terms of the Regent 2001 Policy, which is available upon request from Acacia Life.

WHO IS THE ISSUER OF A REGENT 2001 POLICY?
Acacia Life is the issuer of each Regent 2001 Policy. Acacia Life enjoys a rating of A (Excellent) from A.M. Best Company, a firm that analyzes insurance carriers. A stock life insurance company organized in the District of Columbia, Acacia Life is a second tier subsidiary of Ameritas Acacia Mutual Insurance Holding Company. (See the section on Acacia Life Insurance Company.)

WHY SHOULD I CONSIDER PURCHASING A REGENT 2001 POLICY?
The primary purpose of a Regent 2001 Policy is to provide life insurance protection on the two Insureds named in the Policy. This means that, so long as the Policy is in-force, it will provide for:

o Payment of a Death Benefit, which will never be less than the Specified Amount the Policy owner selects. (See the section on Death Benefit Options.)
o Policy loan, Surrender and withdrawal features. (See the section on Policy Rights.)

A Regent 2001 Policy also includes an investment component. This means that, so long as the Policy is in-force, you will be responsible for selecting the manner in which Net Premiums will be invested. Thus, the value of a Regent 2001 Policy will reflect your investment choices over the life of the Policy.

WHAT ARE THE CHARGES ASSOCIATED WITH OWNERSHIP OF A REGENT 2001 POLICY?
Certain states impose premium and other taxes in connection with insurance policies such as Regent 2001. Acacia Life may deduct up to 3% of each premium as a Percent of Premium Charge for Taxes. Currently, 2.25% is deducted for this purpose.

Charges are deducted against the Accumulation Value to cover the Cost of Insurance under the Policy and to compensate Acacia Life for administering each individual Regent 2001 Policy. These charges, which are part of the Monthly Deduction, are calculated and paid on each Monthly Activity Date. The Cost of Insurance is calculated based on risk factors relating to the Insureds as reflected in relevant actuarial tables. The Administrative Expense Charges are based on your Specified Amount and the Policy duration. Currently, the level per Policy charge for Specified Amounts between $100,000 and $999,999 is $16 per month in Policy Years 1-5 and $8 per month thereafter; for Specified Amounts between $1,000,000 and $4,999,999, the charge is currently $8 per month in Policy Years 1-5 and $4 per month thereafter; and there is currently no charge for Specified Amounts $5,000,000 or greater. In addition, for all Specified Amounts there currently is a charge per month per $1000 of Specified Amount, as follows: for Issue Ages 20-44, the rate is $.10, for Issue Ages 45-64, the rate is $.08, and for Issue Ages 65 and over, the rate is $.05. At the current time we anticipate the charge per $1000 of Specified Amount will reduce to $0 in year
6. The Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $16 per month plus $.10 per month per $1000 of Specified Amount.

For its services in administering Separate Account I and Subaccounts and as compensation for bearing certain mortality and expense risks, Acacia Life is also entitled to receive fees. These fees are calculated daily during the first 15 years of each Regent 2001 Policy, at a combined annual rate of 0.90% of the value of the net assets of the Separate Account I. After the 15th Policy Anniversary Date, the combined annual rate will decrease to .45% of the daily net assets of Separate Account I. These charges will not be deducted from the amounts in the Fixed Account. (See the section on Daily Charges Against the Separate Account.)

                                   REGENT 2001

Also, because Acacia Life incurs expenses immediately upon the issuance of a Regent 2001 Policy that are recovered over a period of years, a Regent 2001 Policy that is Surrendered on or before its 14th Policy Anniversary Date is subject to a Surrender Charge. Additional Surrender Charges may apply if you increase the Specified Amount of your Regent 2001 Policy. Because the Surrender Charge may be significant upon early Surrender, you should purchase a Regent 2001 Policy only if you intend to maintain your Regent 2001 Policy for a substantial period. (See the section on Surrender Charge.)

FUND EXPENSE SUMMARY. In addition to the charges against Separate Account I described just above, management fees and expenses will be assessed by the fund managers against the amounts invested in the various portfolios. No portfolio fees will be assessed against amounts placed in the Fixed Account.

The information shown below was provided to Acacia Life by the Fund and Acacia Life has not independently verified such information. The Fund is managed by an investment advisory organization that is entitled to receive a fee for its services based on the value of the relevant portfolio's net assets. As may become applicable, each Fund, other than the Calvert Social portfolios, would be managed by an organization that is not affiliated with Acacia Life. The Calvert Social portfolios are managed by Calvert Asset Management Company, Inc., an Acacia Life affiliate. Other Calvert companies provide administrative services to certain of the portfolios. Unless otherwise noted, the amount of expenses, including the asset based advisory fee referred to above, borne by each portfolio for the fiscal year ended December 31, 2000, was as follows:

PORTFOLIO   INVESTMENT    12B-1     OTHER     TOTAL WAIVERS           TOTAL
            ADVISORY &   EXPENSE   EXPENSES       AND/OR           (Reflecting
            MANAGEMENT                        REIMBURSEMENTS     waivers and/or
                                                                 reimbursements,
                                                                     If any)

  [Information required by the Foregoing Table will be supplied by Amendment.]

--------------------------------------------------------------------------------
Expense reimbursement agreements, if any, are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

Acacia Life may receive administrative fees from the investment advisers of certain Funds. [Information about additional Underlying Funds may be supplied by Amendment.] Acacia Life currently does not assess a separate charge against Separate Account I or the Fixed Account for any federal, state or local income taxes. Acacia Life may, however, make such a charge in the future if income or gains within Separate Account I will incur any federal, or any significant state or local income tax liability, or if the federal, state or local tax treatment of Acacia Life changes.

HOW DOES THE INVESTMENT COMPONENT OF MY REGENT 2001 POLICY WORK?
Acacia Life has established Separate Account I, which is separate from all other assets of Acacia Life, as a vehicle to receive and invest premiums received from Regent 2001 Policy owners and owners of certain other variable universal life products offered by Acacia Life. Separate Account I is divided into separate Subaccounts. Each Subaccount invests exclusively in shares of one of the investment portfolios available through Regent 2001. Each Policy owner may allocate Net Premiums to one or more Subaccounts, or to Acacia Life's Fixed Account in the initial application. These allocations may be changed, without charge, by notifying Acacia Life's Home Office. The aggregate value of your interests in the Subaccounts, the Fixed Account and any amount held in the General Account to secure Policy debt will represent the Accumulation Value of your Regent 2001 Policy. (See the Section on Accumulation Value.)

WHAT INVESTMENT OPTIONS ARE AVAILABLE THROUGH THE REGENT 2001 POLICY?
The Investment Options available through the Regent 2001 include the Acacia Fixed Account and the Calvert Social investment portfolio, which is a separate series of mutual fund from: [More Underlying Funds may be supplied by Amendment.] These portfolio[s] are listed in the Fund Expense Summary above.

Details about the investment objectives and policies of each of the available investment portfolios, and management fees and expenses, appear in the sections on Investment Objectives and Policies of the Fund's Portfolios and Fund Expense Summary. In addition to the listed portfolios, Policy Owners may also elect to allocate Net Premiums to Acacia Life's Fixed Account. (See the section on the Fixed Account.)

HOW DOES THE LIFE INSURANCE COMPONENT OF A REGENT 2001 POLICY WORK?
A Regent 2001 Policy provides for the payment of a minimum Death Benefit upon the Second Death. There is no benefit payable on the death of the first Insured. The amount of the minimum death benefit -- sometimes referred to as the Specified Amount of your Regent 2001 Policy -- is chosen by you at the time your Regent 2001 Policy is established. However, Death Benefit Proceeds -- the actual amount that will be paid after Acacia Life receives Satisfactory Proof of Death -- may vary over the life of your Regent 2001 Policy, depending on which of the two available coverage options you select.

                                   REGENT 2001

If you choose Option A, the Death Benefit payable under your Regent 2001 Policy will be the Specified Amount of your Regent 2001 Policy OR the applicable percentage of its Accumulation Value, whichever is greater. If you choose Option B, the Death Benefit payable under your Regent 2001 Policy will be the Specified Amount of your Regent 2001 Policy PLUS the Accumulation Value of your Regent 2001 Policy, or if it is higher, the applicable percentage of the Accumulation Value on the Second Death. In either case, the applicable percentage is established based on the Attained Age at the Second Death. (See the section on Death Benefit Options.)

ARE THERE ANY RISKS INVOLVED IN OWNING A REGENT 2001 POLICY?
Yes. Over the life of your Regent 2001 Policy, the Subaccounts to which you allocate your premiums will fluctuate with changes in the stock market and overall economic factors. These fluctuations will be reflected in the Accumulation Value of your Regent 2001 Policy and may result in loss of principal. For this reason, the purchase of a Regent 2001 Policy may not be suitable for all individuals. It may not be advantageous to purchase a Regent 2001 Policy to replace or augment your existing insurance arrangements. Appendix A includes tables illustrating the impact that hypothetical market returns would have on Accumulation Values under a Regent 2001 Policy (page A-1).

WHAT IS THE PREMIUM THAT MUST BE PAID TO KEEP A REGENT 2001 POLICY IN-FORCE? Like traditional life insurance policies, a Regent 2001 Policy requires the payment of periodic premiums in order to keep the Policy in-force. You will be asked to establish a payment schedule before your Regent 2001 Policy becomes effective.

The distinction between traditional life policies and a Regent 2001 Policy is that a Regent 2001 Policy will not lapse simply because premium payments are not made according to that payment schedule. However, a Regent 2001 Policy will lapse, even if scheduled premium payments are made, if the Net Cash Surrender Value of your Regent 2001 Policy falls below zero or premiums paid do not, in the aggregate, equal the premium necessary to satisfy the Minimum Benefit or the Guaranteed Death Benefit requirements. (See the section on Premiums.)

HOW ARE PREMIUMS PAID, PROCESSED AND CREDITED TO ME?
Your Regent 2001 Policy will be issued after a completed application is accepted, and the initial premium payment is received, by Acacia Life at its Administrative Office. Acacia Life's Administrative Office is located at 5900 "O" Street, P.O. Box 82550, Lincoln, NE 68501. Your initial Net Premium will be allocated on the Issue Date to the Subaccounts and/or the Fixed Account according to the selections you made in your application. If state or other applicable law or regulation requires return of at least your premium payments should you return the Policy pursuant to the Free-Look Privilege, your initial Net Premium will be allocated to the Money Market Subaccount. Thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or the Fixed Account according to the instructions in your application. You have the right to examine your Regent 2001 Policy and return it for a refund for a limited time, even after the Issue Date. (See the section on Issuance of a Policy.)

You may make subsequent premium payments according to your Planned Periodic Premium schedule, although you are not required to do so. Acacia Life will send premium payment notices to you according to any schedule you select. When Acacia Life receives your premium payment at its Administrative Office, we will deduct any applicable Percent of Premium Charge for Taxes and the Net Premium will be allocated to the Subaccounts and/or the Fixed Account according to your selections. (See the sections on Premiums and Allocations of Premiums and Accumulation Value.)

As already noted, Regent 2001 provides you considerable flexibility in determining the frequency and amount of premium payments. This flexibility is not, however, unlimited. You should keep certain factors in mind in determining the payment schedule that is best suited to your needs. These include the amount of the Minimum Premium, Guaranteed Death Benefit Premium and/or Net Policy Funding requirement needed to keep your Regent 2001 Policy in-force; maximum premium limitations established under the Federal tax laws; and the impact that reduced premium payments may have on the Net Cash Surrender Value of your Regent 2001 Policy. (See the Section on Premiums.)

IS THE ACCUMULATION VALUE OF MY REGENT 2001 POLICY AVAILABLE WITHOUT SURRENDER? Yes. You may access the value of your Regent 2001 Policy in one of two ways. First, you may obtain a loan, secured by the Accumulation Value of your Regent 2001 Policy. The maximum interest rate on any such loan is 6% annually; the current rate is 5.5% annually. After the tenth Policy Anniversary, you may borrow against a limited amount of the Net Cash Surrender Value of your Regent 2001 Policy at a maximum annual interest rate of 4%; the current rate for such loans is 3.5% annually. (See the section on Loan Benefits.)

You may also access the value of your Regent 2001 Policy by making a partial withdrawal. A partial withdrawal is not subject to Surrender Charges, but is subject to a maximum charge not to exceed the lesser of $50 or 2% of the amount withdrawn (currently, the partial withdrawal charge is the lesser of $25 or 2%). (See the section on Partial Withdrawals.)

Policy Owners who choose to allocate Net Premiums to one or more of the Subaccounts will also bear a pro rata share of the management fees and expenses paid by each of the investment portfolios in which the various Subaccounts invest. No such management fees are assessed against Net Premiums allocated to the Fixed Account. (See the Summary section for the Fund Expense Summary.)

WHEN DOES MY REGENT 2001 POLICY TERMINATE?
You may terminate your Regent 2001 Policy by surrendering the Policy while at least one Insured is alive for its Net Cash Surrender Value. As noted above, your Regent 2001 Policy will terminate if you fail to pay required premiums or maintain sufficient Net Cash Surrender Value to cover Policy charges. (See the sections on Surrender and Premiums.)

                                   REGENT 2001

ACACIA LIFE, THE SEPARATE ACCOUNT AND THE FUND

ACACIA LIFE INSURANCE COMPANY
Acacia Life Insurance Company ("Acacia Life") is a stock life insurance company organized under the laws of the District of Columbia in 1997 and originally chartered by an Act of the United States Congress in 1869. Acacia Life is currently licensed to sell life insurance in 46 states and the District of Columbia.

Acacia Life is a second tier subsidiary of Ameritas Acacia Mutual Holding Company, a Nebraska mutual insurance holding company. The Administrative Offices of Acacia Life are at 5900 "O" Street, P.O. Box 81889, Lincoln, Nebraska 68501. Acacia Life's telephone number is 1-888-837-6791 and its Web Site address is www.acaciagroup.com.

On  January  1, 1999,  Ameritas  Mutual  Insurance  Holding  Company  ("Ameritas
Mutual"),  a  Nebraska  mutual  insurance  holding  company  and  Acacia  Mutual
Insurance Holding Company ("Acacia Mutual"), a District of Columbia mutual holding corporation merged and became Ameritas Acacia Mutual Holding Company ("Ameritas Acacia") a Nebraska mutual insurance holding company. Both Ameritas Acacia and Ameritas Holding Company, an intermediate holding company, are organized under the Nebraska Mutual Insurance Holding Company Act. Acacia Life Insurance Company, a direct subsidiary of Ameritas Holding Company, is regulated by the District of Columbia Department of Insurance and Securities Regulation. Ameritas Acacia and its subsidiaries had total assets at December 31, 2000 of $7.48 billion and Acacia Life and its subsidiaries had total assets as of December 31, 2000 of $991 million.

THE SEPARATE ACCOUNT
Acacia Life Insurance Company Separate Account I ("Separate Account I") was established under District of Columbia law on January 24, 2001. The assets of Separate Account I are held by Acacia Life segregated from all of Acacia Life's other assets, are not chargeable with liabilities arising out of any other business which Acacia Life may conduct, and income, gains, or losses of Acacia Life. Although the assets maintained in Separate Account I will not be charged with any liabilities arising out of Acacia Life's other business, all obligations arising under the Policies are liabilities of Acacia Life, which will maintain assets in Separate Account I of a total market value at least equal to the reserve and other contract liabilities of Separate Account I. The Separate Account I will at all times contain assets equal to or greater than Accumulation Values invested in Separate Account I. Nevertheless, to the extent assets in Separate Account I exceed Acacia Life's liabilities in Separate Account I, the assets are available to cover the liabilities of Acacia Life's General Account. Acacia Life may, from time to time, withdraw assets available to cover the General Account obligations.

Separate Account I is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any SEC supervision of the management or investment policies or practices of Separate Account I. For state law purposes, Separate Account I is treated as a Division of Acacia Life.

PERFORMANCE INFORMATION
Performance information for the Subaccounts of Separate Account I and the Fund available for investment by Separate Account I may appear in advertisements, sales literature, or reports to Policy Owners or prospective purchasers. Acacia Life may also provide a hypothetical illustration of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Fund for a sample Policy based on assumptions as to age, sex, and risk class of each Insured, and other Policy specific assumptions.

Acacia Life may also provide individualized hypothetical illustrations of Accumulation Value, Net Cash Surrender Value and Death Benefit based on historical investment returns of the Fund. These illustrations will reflect deductions for Fund expenses and Policy and Separate Account I charges, including the Monthly Deduction, Percent of Premium Charge for Taxes, and the Surrender Charge. These hypothetical illustrations will be based on the actual historical experience of the Fund as if the Subaccounts had been in existence and a Policy issued for the same periods as those indicated for the Fund.

THE FUND
There are currently 5 Subaccounts within the Separate Account I available to Policy Owners for new allocations. The assets of each Subaccount are invested in shares of a corresponding portfolio of one of the following mutual funds (collectively, the "Funds"): [Information about the Underlying Funds may be supplied by Amendment.]

The assets of each portfolio of the Fund are held separate from the assets of the other portfolios. Thus, each portfolio operates as a separate investment portfolio, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio.

The investment objectives and policies of each portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objectives. More detailed information, including a description of investment objectives, policies, restrictions, expenses and risks, is in the prospectuses for each of the Funds, which must accompany or precede this Prospectus. [Information about additional Underlying Funds may be supplied by Amendment.] All underlying fund information, including Fund prospectuses, has been provided to Acacia Life by the underlying Fund. Acacia Life has not independently verified this information. One or more of the Portfolios may employ investment techniques that involve certain risks, including investing in non-investment grade, high risk debt securities (sometimes know as "junk

                                   REGENT 2001
bonds"), entering into repurchase agreements and reverse repurchase agreements, lending portfolio securities, hedging instruments, interest rate swaps, engaging in "short sales against the box," investing in instruments issued by foreign banks, entering into firm commitment agreements and investing in warrants and restricted securities.

Other portfolios invest primarily in the securities markets of developing nations. Investments of this type involve different risks than investments in more established economies, and will be affected by greater volatility of currency exchange rates and overall economic and political factors. Further information about the risks associated with investments in the Fund and its portfolios is contained in the prospectus relating to that Fund. That prospectus, together with this prospectus, should be read carefully and retained.

The investments in the Fund may be managed by Fund managers which manage one or more other mutual funds that have similar names, investment objectives, and investment styles as the Fund. You should be aware that the Fund is likely to differ from the other mutual funds in size, cash flow pattern, and tax matters. Thus, the holdings and performance of the Fund can be expected to vary from those of the other mutual funds.

Each Policy owner should periodically consider the allocation among the Subaccounts in light of current market conditions and the investment risks attendant to investing in the Fund's various portfolios.

Separate Account I will purchase and redeem shares from the Portfolios at the net asset value. Shares will be redeemed to the extent necessary for Acacia Life to collect charges, pay the Surrender Values, partial withdrawals, and make policy loans or to transfer assets among Investment Options as you requested. Any dividend or capital gain distribution received is automatically reinvested in the corresponding Subaccount.

Since the Fund is designed to provide investment vehicles for variable annuity and variable life insurance contracts of various insurance companies and will be sold to separate accounts of other insurance companies as investment vehicles for various types of variable life insurance policies and variable annuity contracts, there is a possibility that a material conflict may arise between the interests of Separate Account I and one or more of the Separate Account is of another participating insurance company. In the event of a material conflict, the affected insurance companies agree to take any necessary steps, including removing its Separate Account from the Fund, to resolve the matter. The risks of such mixed and shared funding are described further in the prospectus of the Fund.

INVESTMENT OBJECTIVES AND POLICIES OF THE FUND'S PORTFOLIOS ARE SET FORTH BELOW:

     PORTFOLIO                            INVESTMENT POLICIES                     OBJECTIVE

-----------------------------------------------------------------------------------------------------
                                      Offered through CALVERT VARIABLE SERIES, INC. CALVERT SOCIAL
   CALVERT SOCIAL                                              PORTFOLIOS
                                              Advised by CALVERT ASSET MANAGEMENT COMPANY
-----------------------------------------------------------------------------------------------------
CVS SOCIAL BALANCED                Mostly large-cap growth oriented    Income and capital growth
                                   common stock of U.S. companies,     through social criteria
                                   with some bonds and money market    screened investments.
                                   instruments.
-----------------------------------------------------------------------------------------------------
CVS SOCIAL INTERNATIONAL EQUITY    Common stocks of mid to large       High total return through
                                   cap companies.                      social criteria screened
                                                                       investments.
-----------------------------------------------------------------------------------------------------
CVS SOCIAL MID CAP GROWTH          Common stocks of mid size           Long-term capital growth
                                   companies.                          through social criteria
                                                                       screened investments.
-----------------------------------------------------------------------------------------------------
CVS SOCIAL MONEY MARKET            High quality money market           Current Income through social
                                   securities.                         criteria screened investments.
-----------------------------------------------------------------------------------------------------
CVS SOCIAL SMALL CAP GROWTH        Common stocks of small cap          Long-term capital growth
                                   companies.                          through social criteria
                                                                       screened investments.

                                   REGENT 2001

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
Acacia Life reserves the right, subject to applicable law, to add, delete, combine or substitute investments in Separate Account I if, in our judgment, marketing needs, tax considerations, or investment conditions warrant. This may happen due to a change in law or a change in a Fund's objectives or restrictions, or for some other reason. Acacia Life may operate Separate Account I as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Acacia Life separate accounts. Acacia Life may also transfer the assets of Separate Account I to another separate account. If necessary, we will notify the SEC and/or state insurance authorities and will obtain any required approvals before making these changes.

If any changes are made, Acacia Life may, by appropriate endorsement, change the policy to reflect the changes. In addition, Acacia Life may, when permitted by law, restrict or eliminate any voting rights of Policy Owners or other persons who have voting rights as to Separate Account I. Acacia Life will determine the basis for making any new Subaccounts available to existing Policy Owners.

You will be notified of any material change in the investment policy of any Fund in which you have an interest.

FIXED ACCOUNT

You may elect to allocate all or a portion of your Net Premium payments to the Fixed Account, and you may also transfer monies between Separate Account I and the Fixed Account. (See the section on Transfers.)

Payments allocated to the Fixed Account and transferred from Separate Account I to the Fixed Account are placed in Acacia Life's General Account. The General Account includes all of Acacia Life's assets, except those assets segregated in Acacia Life's separate accounts. Acacia Life has the sole discretion to invest the assets of the General Account, subject to applicable law. Acacia Life bears an investment risk for all amounts allocated or transferred to the Fixed Account, plus interest credited thereto, less any deduction for charges and expenses. The Policy Owner bears the investment risk that the declared rate, described below, will fall to a lower rate after the expiration of a declared rate period. Because of exemptions and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the General Account registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interest in it is generally subject to the provisions of the 1933 or 1940 Act. We understand that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account portion of the Policy; however, these disclosures may be subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

Acacia Life guarantees that it will credit interest at a declared rate of at least 3.5%. Acacia Life may, at its discretion, set a higher declared rate(s). Each month Acacia Life will establish the declared rate for the Policies with a Policy Date or Policy Anniversary Date in that month. Each month is assumed to have 30 days, and each year to have 360 days for purposes of crediting interest on the Fixed Account. The Policy Owner will earn interest on the amounts transferred or allocated to the Fixed Account at the declared rate effective for the month in which the Policy was issued, which rate is guaranteed for the remainder of the first Policy Year. During later Policy Years, all amounts in the Fixed Account will earn interest at the declared rate in effect in the month of the last Policy Anniversary. Declared interest rates may increase or decrease from previous periods, but will not fall below 3.5%. Acacia Life reserves the right to change the declaration practice, and the period for which a declared rate will apply.

POLICY BENEFITS

The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from Acacia Life.

PURPOSES OF THE POLICY
The Policy is designed to provide the Policy owner with both lifetime insurance protection and flexibility in the amount and frequency of premium payments and with the level of life insurance proceeds payable under the Policy.

You are not required to pay scheduled premiums to keep the Policy in-force, but you may, subject to certain limitations, vary the frequency and amount of premium payments. You also may adjust the level of Death Benefits payable under the Policy without having to purchase a new Policy by increasing (with evidence of insurability) or decreasing the Specified Amount. An increase in the Specified Amount will increase both the Minimum Premium and the Guaranteed Death Benefit Premium required. If the Specified Amount is decreased, however, the Minimum Premium and Guaranteed Death Benefit Premium will not decrease. Thus, as insurance needs or financial conditions change, you have the flexibility to adjust life insurance benefits and vary premium payments.

The Death Benefit may, and the Accumulation Value will, vary with the investment experience of the chosen Subaccounts of Separate Account I. Thus the Policy owner benefits from any appreciation in value of the underlying assets, but bears the investment risk of any depreciation in value. As a result, whether or not a Policy continues in-force may depend in part upon the investment experience of the chosen Subaccounts. The failure to pay a Planned Periodic Premium will not necessarily cause the Policy to lapse, but the Policy could lapse even if Planned Periodic Premiums have been paid, depending upon the investment experience of Separate Account I. If the Minimum Premium or Guaranteed Death Benefit Premium is satisfied by Net Policy Funding, Acacia Life will keep the Policy in-force during the appropriate period and provide a Death Benefit. In certain instances, this Net Policy Funding will not, after the payment of Monthly Deductions, generate positive Net Cash Surrender Values.

                                   REGENT 2001

DEATH BENEFIT PROCEEDS
As long as the Policy remains in-force, Acacia Life will pay the Death Benefit Proceeds of the Policy upon Satisfactory Proof of Death, according to the Death Benefit option in effect at the time of the Second Death. The amount of the Death Benefits payable will be determined at the end of the Valuation Period during which the Second Death occurs. The Death Benefit Proceeds may be paid in a lump sum or under one or more of the payment options set forth in the Policy. (See the section on Payment Options.) There is no benefit payable on the death of the first Insured.

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                               [GRAPHIC OMITTED]
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Death  Benefit   Proceeds  will  be  paid  to  the  surviving   Beneficiary   or
Beneficiaries you specified in the application or as subsequently changed. If you do not choose a Beneficiary, the proceeds will be paid to you, as the Policy owner, or to your estate.

DEATH BENEFIT OPTIONS

The Policy provides two Death Benefit options. The Policy owner selects one of the options in the application. The Death Benefit under either option will never be less than the current Specified Amount of the Policy as long as the Policy remains in-force. (See the section on Policy Lapse and Reinstatement.) The minimum initial Specified Amount is $100,000. The Net Amount at Risk for Option A will generally be less than the Net Amount at Risk for Option B. If you choose Option A, your Cost of Insurance deduction will generally be lower than if you choose Option B. (See the section on Charges and Deductions.) The following graphs illustrate the differences in the two Death Benefit options.

OPTION A.

     Death Benefit Option A. Pays a Death Benefit equal to the Specified Amount or the Accumulation Value multiplied by the Death Benefit percentage (as illustrated at Point A) whichever is greater.

Under Option A, the Death Benefit is the current Specified Amount of the Policy or, if greater, the applicable percentage of Accumulation Value at the Second Death. The applicable percentage is 250% for Attained Ages 40 or younger on the Policy Anniversary Date prior to the Second Death. For Attained Ages over 40 on that Policy Anniversary Date, the percentage declines. For example, the percentage at Attained Age 40 is 250%, at Attained Age 50 is 185%, at Attained Age 60 is 130%, at Attained Age 70 is 115%, at Attained Age 80 is 105%, and at Attained Age 90 is 105%. The applicable percentage will never be less than 101%. Accordingly, under Option A the Death Benefit will remain level at the Specified Amount unless the applicable percentage of Accumulation Value exceeds the current Specified Amount, in which case the amount of the Death Benefit will vary as the Accumulation Value varies. Policy owners who prefer to have favorable investment performance, if any, reflected in higher Accumulation Value, rather than increased insurance coverage, generally should select Option A.

                                   REGENT 2001

OPTION B.

     Death Benefit Option B. Pays a Death Benefit equal to the Specified Amount plus the Policy's Accumulation Value or the Accumulation Value multiplied by the Death Benefit percentage, whichever is greater.

Under Option B, the Death Benefit is equal to the current Specified Amount plus the Accumulation Value of the Policy or, if greater, the applicable percentage of the Accumulation Value at the Second Death. The applicable percentage is the same as under Option A: 250% for Attained Ages 40 or younger on the Policy Anniversary Date prior to the Second Death. For Attained Ages over 40 on that Policy Anniversary Date the percentage declines. Accordingly, under Option B the amount of the Death Benefit will always vary as the Accumulation Value varies (but will never be less than the Specified Amount.). Policy owners who prefer to have favorable investment performance, if any, reflected in increased insurance coverage, rather than higher Accumulation Values, generally should select Option B.

CHANGE IN DEATH BENEFIT OPTION. The Death Benefit option may be changed once per year after the first Policy Year by sending Acacia Life a written request. The effective date of such a change will be the Monthly Activity Date on or following the date the change is approved by Acacia Life. A change may have federal tax consequences.

If the Death Benefit option is changed from Option A to Option B, the Specified Amount after the change will equal the Specified Amount before the change less the Accumulation Value as of the date of the change. If the Death Benefit option is changed from Option B to Option A, the Specified Amount under Option A after the change will equal the Death Benefit under Option B on the effective date of change.

No charges will be imposed upon a change in Death Benefit option, nor will such a change in and of itself result in an immediate change in the amount of a Policy's Accumulation Value. However, a change in the Death Benefit option may affect the Cost of Insurance because this charge varies depending on the Net Amount at Risk. Changing from Option B to Option A generally will decrease the Net Amount at Risk in the future, and will therefore decrease the Cost of Insurance. Changing from Option A to Option B generally will result in an increase in the Cost of Insurance over time because the Cost of Insurance rate will increase with the ages of the Insureds, even though the Net Amount at Risk will generally remain level. (See the sections on Charges and Deductions and Federal Tax Matters.)

CHANGE IN SPECIFIED AMOUNT. Subject to certain limitations, after the first Policy Year, a Policy owner may increase or decrease the Specified Amount of a Policy. A change in Specified Amount affects the Net Amount at Risk, which affects the Cost of Insurance and may have federal tax consequences. (See the sections on Charges and Deductions and Federal Tax Matters.)

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                               [GRAPHIC OMITTED]
--------------------------------------------------------------------------------

Any increase or decrease in the Specified Amount will become effective on the Monthly Activity Date on or following the date a written request is approved by Acacia Life. The Specified Amount of a Policy may be changed only once per year and Acacia Life may limit the size of a change in a Policy Year. The Specified Amount remaining in-force after any requested decrease may not be less than $100,000. In addition, if a decrease in the Specified Amount makes the Policy not comply with the maximum premium limits required by federal tax law, the decrease may be limited or the Accumulation Value may be returned to you, at your election, to the extent necessary to meet the requirements. (See the section on Premiums.)

Increases in the Specified Amount will be allowed after the first Policy Year. For an increase in the Specified Amount, you must submit a written supplemental application. Acacia Life may also require additional evidence of insurability. Although an increase need not necessarily be accompanied by an additional premium, in certain cases an additional premium will be required to put the requested increase in effect. (See the section on Premiums upon Increases in Specified Amount.) The minimum amount of any increase is $50,000, and an increase cannot be made if either Insured was over age 85 on the previous Policy Anniversary Date. An increase in the Specified Amount will also increase Surrender Charges. An increase in the Specified Amount during the time either the Minimum Benefit or the Guaranteed Death Benefit provision is in effect will increase the respective premium requirements. (See the section on Charges and Deductions.)

METHODS OF AFFECTING INSURANCE PROTECTION
You may increase or decrease the pure insurance  protection provided by a Policy
- the difference between the Death Benefit and the Accumulation Value - in several ways as your insurance needs change. These ways include increasing or decreasing the Specified Amount of insurance, changing the level of premium payments, and making a partial withdrawal of the Policy's Accumulation Value. Certain of these changes may have federal tax consequences. The consequences of each of these methods will depend upon the individual circumstances.

                                   REGENT 2001

DURATION OF THE POLICY
The duration of the Policy generally depends upon the Accumulation Value. The Policy will remain in-force so long as the Net Cash Surrender Value is sufficient to pay the Monthly Deduction or if the Minimum Benefit or Guaranteed Death Benefit provision is in effect. (See the section on Charges from Accumulation Value.) However, when the Net Cash Surrender Value is insufficient to pay the Monthly Deduction and the Grace Period expires without an adequate payment by the Policy owner, the Policy will lapse and terminate without value. (See the section on Policy Lapse and Reinstatement.)

ACCUMULATION VALUE
The Accumulation Value will reflect the investment performance of the chosen Investment Options, the Net Premiums paid, any partial withdrawals, and the charges assessed in connection with the Policy. A Policy owner may Surrender the Policy at any time and receive the Policy's Net Cash Surrender Value. (See the section on Surrenders.) There is no guaranteed minimum Accumulation Value.

Accumulation Value is determined on each Valuation Date. On the Issue Date, the Accumulation Value will equal the portion of any Net Premium allocated to the Investment Options, reduced by the portion of the first Monthly Deduction allocated to the Investment Options. (See the section on Allocation of Premiums and Accumulation Value.) Thereafter, on each Valuation Date, the Accumulation Value of the Policy will equal:

     (1) The aggregate values belonging to the Policy in each of the Subaccounts on the Valuation Date, determined by multiplying each Subaccount's unit value by the number of Subaccount units you have allocated to the Policy; plus
     (2)  The value of allocations to the Fixed Account; plus
     (3) Any Accumulation Value impaired by Outstanding Policy Debt held in the General Account; plus
     (4)  Any Net Premiums received on that Valuation Date; less
     (5)  Any partial  withdrawal,  and its charge, made on that Valuation Date;
          less
     (6)  Any Monthly Deduction to be made on that Valuation Date; less
     (7)  Any federal or state income  taxes  charged  against the  Accumulation
          Value.

In computing the Policy's Accumulation Value on the Valuation Date, the number of Subaccount units allocated to the Policy is determined after any transfers among Investment Options (and deduction of transfer charges), but before any other Policy transactions, such as receipt of Net Premiums and partial withdrawals. Because the Accumulation Value depends on a number of variables, a Policy's Accumulation Value cannot be predetermined.

THE UNIT VALUE. The unit value of each Subaccount reflects the investment performance of that Subaccount. The unit value of each Subaccount is calculated by:

     (1) multiplying the net asset value per share of each Fund portfolio on the Valuation Date times the number of shares held by that Subaccount, before the purchase or redemption of any shares on that Valuation Date; minus
     (2) a charge for mortality and expense risk at an annual rate of 0.75% in Policy Years 1-15, decreasing to 0.30% thereafter; minus
     (3) a charge for administrative service expenses at an annual rate of 0.15%; and
     (4) dividing the result by the total number of units held in the Subaccount on the Valuation Date, before the purchase or redemption of any units on that Valuation Date.

(See the section on Daily Charges Against the Separate Account I.)

VALUATION DATE AND VALUATION PERIOD. A Valuation Date is each day on which the New York Stock Exchange ("NYSE") is open for trading. The Net Asset Value for each Fund Portfolio is determined as of the close of regular trading on the NYSE. The net investment return for each Subaccount and all transactions and calculations with respect to the Policies as of any Valuation Date are determined as of that time. A Valuation Period is the period between two successive Valuation Dates, commencing at the close of the NYSE on each Valuation Date and ending at the close of the NYSE on the next succeeding Valuation Date.

PAYMENT OF POLICY BENEFITS
Death Benefit Proceeds under the Policy will usually be paid within seven days after Acacia Life receives Satisfactory Proof of Death. Payments may be postponed in certain circumstances. (See the section on Postponement of Payments.) The Policy owner may decide the form in which Death Benefit Proceeds will be paid. While at least one Insured is alive, the Policy owner may arrange for the Death Benefit Proceeds to be paid in a lump sum or under one or more of the optional methods of payment described below. Changes must be in writing and will revoke all prior elections. If no election is made, Acacia Life will pay Death Benefit Proceeds or Accumulation Value Benefits in a lump sum. When Death Benefit Proceeds are payable in a lump sum and no election for an optional method of payment is in-force at the Second Death the Beneficiary may select one or more of the optional methods of payment. Further, if the Policy is assigned, any amounts due to the assignee will first be paid in one sum. The balance, if any, may be applied under any payment option. Once payments have begun, the payment option may not be changed.

PAYMENT OPTIONS FOR DEATH BENEFIT PROCEEDS. The minimum amount of each payment is $100. If a payment would be less than $100, Acacia Life has the right to make payments less often so that the

                                   REGENT 2001
amount of each payment is at least $100. Once a payment option is in effect, Death Benefit Proceeds will be transferred to Acacia Life's General Account. Acacia Life may make other payment options available in the future. For additional information concerning these options, see the Policy itself. The following payment options are currently available:

     INTEREST PAYMENT OPTION. Acacia Life will hold any amount applied under this option. Interest on the unpaid balance will be paid or credited each month at a rate determined by Acacia Life.

     FIXED AMOUNT PAYABLE OPTION. Each payment will be for an agreed fixed amount. Payments continue until the amount Acacia Life holds runs out.

     FIXED PERIOD PAYMENT OPTION. Equal payments will be made for any period selected up to 20 years.

     LIFETIME PAYMENT OPTION. Equal monthly payments are based on the life of a named person. Payments will continue for the lifetime of that person. Variations provide for guaranteed payments for a period of time.

     JOINT LIFETIME PAYMENT OPTION. Equal monthly payments are based on the lives of two named persons. While both are living, one payment will be made each month. When one dies, the same payment will continue for the lifetime of the other.

As an alternative to the above payment options, Death Benefits Proceeds may be paid in any other manner approved by Acacia Life. Further, one of Acacia Life's affiliates may make payments under the above payment options. If an affiliate makes the payment, it will do so according to the request of the Policy owner, using the rules set out above.

                                   REGENT 2001

POLICY RIGHTS

LOAN BENEFITS
LOAN PRIVILEGES. The Policy owner may borrow an amount up to the current Net Cash Surrender Value less twelve times the most recent Monthly Deduction, at regular or reduced loan rates (described below). Loans usually are funded within seven days after receipt of a written request. The loan may be repaid at any time while at least one Insured is living. Policy owners in certain states may borrow 100% of the Net Cash Surrender Value after deducting Monthly Deductions and any interest on Policy loans that will be due for the remainder of the Policy Year. Loans may have tax consequences. (See the section on Federal Tax Matters).

LOAN INTEREST. Acacia Life charges interest to Policy owners at regular and reduced rates. Regular loans will accrue interest on a daily basis at a rate of up to 6% per year; currently the interest rate on regular Policy loans is 5.5%. Each year after the tenth Policy Anniversary Date, the Policy owner may borrow a limited amount of the Net Cash Surrender Value at a reduced interest rate. For those loans, interest will accrue on a daily basis at a rate of up to 4% per year; the current reduced loan rate is 3.5%. The amount available at the reduced loan rate is (1) the Accumulation Value, minus (2) total premiums paid minus any partial withdrawals previously taken , and minus (3) the portion of any Outstanding Policy Debt held at a reduced loan rate. However, this amount may not exceed the maximum loan amount described above. (See the section on Loan Privileges.) If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate. The Policy owner earns 3.5% interest on the Accumulation Values held in the General Account securing the loans.

EFFECT OF POLICY LOANS. When a loan is made, Accumulation Value equal to the amount of the loan will be transferred from the Investment Options to the General Account as security for the loan. The Accumulation Value transferred will be allocated from the Investment Options according to the instructions you give when you request the loan. The minimum amount which can remain in a Subaccount or the Fixed Account as a result of a loan is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options. In any Policy Year that loan interest is not paid when due, Acacia Life will add the interest due to the principal amount of the Policy loan on the next Policy Anniversary. This loan interest due will be transferred from the Investment Options as set out above. No charge will be made for these transfers. A Policy loan will permanently affect the Accumulation Value and may permanently affect the amount of the Death Benefits, even if the loan is repaid. Policy loans will also affect Net Policy Funding for determining whether the Minimum Benefit and Guaranteed Death Benefit provisions are met.

Interest earned on amounts held in the General Account will be allocated to the Investment Options on each Policy Anniversary in the same proportion that Net Premiums are being allocated to those Investment Options at the time. Upon repayment of loan amounts, the portion of the repayment allocated in accordance with the repayment of loan provision (see below) will be transferred to increase the Accumulation Value in that Investment Option.

OUTSTANDING POLICY DEBT. The Outstanding Policy Debt equals the total of all Policy loans and accrued interest on Policy loans. If the Outstanding Policy Debt exceeds the Accumulation Value less any Surrender Charge and any Accrued Expense Charges, the Policy owner must pay the excess. Acacia Life will send a notice of the amount which must be paid. If you do not make the required payment within the 61 days after Acacia Life sends the notice, the Policy will terminate without value ("lapse".) Should the Policy lapse while Policy loans are outstanding, the portion of the loans attributable to earnings will become taxable. You may lower the risk of a Policy lapsing while loans are outstanding as a result of a reduction in the market value of investments in the Subaccounts by investing in a diversified group of lower risk investment portfolios and/or transferring the funds to the Fixed Account and receiving a guaranteed rate of return. Should you experience a substantial reduction, you may need to lower anticipated withdrawals and loans, repay loans, make additional premium payments, or take other action to avoid Policy lapse. A lapsed Policy may later be reinstated. (See the section on Policy Lapse and Reinstatement.)

REPAYMENT OF LOAN. Unscheduled premiums paid while a Policy loan is outstanding are treated as repayment of the debt only if the Policy owner so requests. As a loan is repaid, the Accumulation Value in the General Account securing the repaid loan will be allocated among the Subaccounts and the Fixed Account in the same proportion that Net Premiums are being allocated at the time of repayment.

SURRENDERS
At any time while at least one Insured is alive, the Policy owner may withdraw a portion of the Accumulation Value or Surrender the Policy by sending a written request to Acacia Life. The amount available for Surrender is the Net Cash Surrender Value at the end of the Valuation Period when the Surrender request is received at Acacia Life's Home Office. Surrenders will generally be paid within seven days of receipt of the written request. (See the section on Postponement of Payments.) SURRENDERS MAY HAVE TAX CONSEQUENCES. Surrenders may be subject to Surrender Charges. (See the section on Surrender Charge.) Once a Policy is Surrendered, it may not be reinstated. (See the section on Tax Treatment of Policy Proceeds.)

If the Policy is being Surrendered in its entirety, the Policy itself must be returned to Acacia Life along with the request. Acacia Life will pay the Net Cash Surrender Value. Coverage under the Policy will terminate as of the date of a total Surrender. A Policy owner may elect to have the amount paid in a lump sum or under a payment option. (See the section on Payment Options.)

PARTIAL WITHDRAWALS
Partial withdrawals are irrevocable. The amount of a partial withdrawal may not be less than $500. The Net Cash Surrender Value after a partial withdrawal must be the greater of $1,000 or an amount sufficient to maintain the Policy in-force for the remainder of the Policy Year.

                                   REGENT 2001

The amount paid will be deducted from the Investment Options according to your instructions when you request the withdrawal. However, the minimum amount remaining in a Subaccount as a result of the allocation is $100. If no instructions are given, the amounts will be withdrawn in proportion to the various Accumulation Values in the Investment Options.

The Death Benefit will be reduced by the amount of any partial withdrawal and may affect the way the Cost of Insurance is calculated and the amount of pure insurance protection under the Policy. (See the sections on Monthly Deduction - Cost of Insurance and Death Benefit Options--Methods of Affecting Insurance Protection.) If Death Benefit option B is in effect, the Specified Amount will not change, but the Accumulation Value will be reduced.

A fee which does not exceed the lesser of $50 or 2% of the amount withdrawn is deducted from the Accumulation Value. Currently, the charge is the lesser of $25 or 2% of the amount withdrawn. (See the section on Partial Withdrawal Charge.) Partial withdrawals will also affect Net Policy Funding for determining whether the Minimum Benefit and Guaranteed Death Benefit provisions are met.

TRANSFERS
Accumulation Value may be transferred among the Subaccounts of Separate Account I and to the Fixed Account as often as desired. However, you may make only one transfer out of the Fixed Account per Policy Year. We may limit the transfer period to the 30 days following the Policy Anniversary Date. The transfers may be ordered in person, by mail, by telephone or through our Web Site. The total amount transferred each time must be at least $250, or the balance of the Subaccount, if less. The minimum amount that may remain in a Subaccount or the Fixed Account after a transfer is $100. The first 15 transfers per Policy Year will be permitted free of charge. After that, a transfer charge of $10 may be imposed each additional time amounts are transferred. Currently, no charge is imposed for additional transfers. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policy Owner is invested. (See the section on Transfer Charge.) Additional restrictions on transfers may be imposed at the Fund level. Specifically, Fund managers may have the right to refuse sales, or suspend or terminate the offering of portfolio shares, if they determine that such action is necessary in the best interests of the portfolio's shareholders. If a Fund manager refuses a transfer for any reason, the transfer will not be allowed. Acacia Life will not be able to process the transfer if the Fund manager refuses. Transfers resulting from Policy loans will not be subject to a transfer charge and will not be counted towards the guaranteed 15 free transfers per Policy Year. Acacia Life may at any time revoke or modify the transfer privilege, including the minimum amount transferable.

Transfers out of the Fixed Account, unless part of the dollar cost averaging systematic program described below, are limited to one per Policy Year. We may limit the transfer period to the 30 days following the Policy Anniversary Date, as noted below. Transfers out of the Fixed Account are limited to the greater of
(1) 25% of the Fixed Account attributable to the Policy; (2) the largest transfer made by the Policy owner out of the Fixed Account during the last 13 months; or (3) $1,000. This provision is not available while dollar cost averaging from the Fixed Account.

The privilege to initiate transactions by telephone or through our Web Site will be made available to Policy owners automatically. The registered representative designated on the application will have the authority to initiate telephone transfers. Policy owners who do not wish to authorize Acacia Life to accept telephone transactions from their registered representative must so specify on the application. Acacia Life will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if it does not, Acacia Life may be liable for any losses due to unauthorized or fraudulent instructions. The procedures Acacia Life follows for transactions initiated by telephone include, but are not limited to, requiring the Policy owner to provide the Policy number at the time of giving transfer instructions; Acacia Life's tape recording of all telephone transfer instructions; and Acacia Life providing written confirmation of telephone transactions.

Procedures for making transfers through our Web Site can be accessed at the Internet address stated in the "ACACIA LIFE" section of this prospectus.

SYSTEMATIC PROGRAMS
Acacia Life may offer systematic programs as discussed below. These programs will be subject to administrative guidelines that Acacia Life may establish from time to time. Transfers of Accumulation Value made pursuant to these programs will be counted in determining whether any transfer fee may apply. Lower minimum amounts may be allowed to transfer as part of a systematic program. No other separate fee is assessed when one of these options is chosen. All other normal transfer restrictions, as described above, also apply.

You can request participation in the available programs when purchasing the Policy or at a later date. You can change the allocation percentage or discontinue any program by sending written notice or calling the Home Office. Other scheduled programs may be made available. Acacia Life reserves the right to modify, suspend or terminate such programs at any time. Use of systematic programs may be advantageous, and does not guarantee success.

PORTFOLIO REBALANCING. Under the Portfolio Rebalancing program, you can instruct Acacia Life to reallocate the Accumulation Value among the Subaccounts (but not the Fixed Account) on a systematic basis according to Your specified allocation instructions.

DOLLAR COST AVERAGING. Under the Dollar Cost Averaging program, you can instruct Acacia Life to automatically transfer, on a systematic basis, a predetermined amount or specified percentage from the Fixed Account or the Money Market Subaccount to any other Subaccount(s). Dollar cost averaging is permitted from the Fixed Account if each monthly transfer is no more than 1/36th of the value of the Fixed Account at the time dollar cost averaging is established.

                                   REGENT 2001

EARNINGS SWEEP. This program permits systematic redistribution of earnings among Investment Options.

FREE-LOOK PRIVILEGE
You may cancel the Policy within 10 days after you receive it, within 10 days after Acacia Life delivers a notice of your right of cancellation, or within 45 days of completing Part I of the application, whichever is later. When allowed by state law, the amount of the refund is the net premiums allocated to the Investment Options, adjusted by investment gains and losses, plus the sum of all charges deducted from premiums paid. Otherwise, the amount of the refund will equal the gross premiums paid. To cancel the Policy, you should mail or deliver it to the selling agent, or to Acacia Life at its Administrative Office. A refund of premiums paid by check may be delayed until the check has cleared your bank. (See the section on Postponement of Payments.)

PAYMENT AND ALLOCATION OF PREMIUMS

ISSUANCE OF A POLICY
Individuals wishing to purchase a Policy must complete an application and submit it to Acacia Life's Administrative Office (5900 "O" Street, P.O. Box 82550, Lincoln, Nebraska 68501). A Policy will generally be issued only to individuals between the ages of 20 and 90 at the time of purchase, although at least one of the individuals must be no older than 85, and both of whom supply satisfactory evidence of insurability to Acacia Life. Acceptance is subject to Acacia Life's underwriting rules, and Acacia Life reserves the right to reject an application for any reason.

The Policy Date is the effective date for all coverage in the original application. The Policy Date is used to determine Policy Anniversary Dates, Policy Years and Policy Months. The Issue Date is the date that all financial, contractual and administrative requirements have been met and processed for the Policy. The Policy Date and the Issue Date will be the same unless: (1) an earlier Policy Date is specifically requested, or (2) additional premiums or application amendments are needed. When there are additional requirements before issue (see below) the Policy Date will be the date the Policy is sent for delivery and the Issue Date will be the date the requirements are met.

When all required premiums and application amendments have been received by Acacia Life in its administrative Office, the Issue Date will be the date the Policy is mailed to you or sent to the agent for delivery to you. When application amendments or additional premiums need to be obtained upon delivery of the Policy, the Issue Date will be when the Policy receipt and federal funds (monies of member banks within the Federal Reserve System which are held on deposit at a Federal Reserve Bank) are received and available to Acacia Life, and the application amendments are received and reviewed in Acacia Life's Administrative Office. Your initial Net Premium will be allocated on the Issue Date to the Subaccounts and/or the Fixed Account according to the selections you made in your application. When state or other applicable law or regulation requires return of at least your premium payments if you return the Policy under the free-look privilege, your initial Net Premium will be allocated to the Money Market Subaccount. Then, thirteen days after the Issue Date, the Accumulation Value of the Policy will be allocated among the Subaccounts and/or Fixed Account according to the instructions in your application.

Subject to approval, a Policy may be backdated, but the Policy Date may not be more than six months prior to the date of the application. Backdating can be advantageous if a lower Issue Age for either Insured results in lower Cost of Insurance Rates. If a Policy is backdated, the minimum initial premium required will include sufficient premium to cover the backdating period. Monthly deductions will be made for the period the Policy Date is backdated.

Interim conditional insurance coverage may be issued prior to the Policy Date, provided that certain conditions are met, upon the completion of an application and the payment of the required premium at the time of the application. The amount of the interim coverage is limited to the smaller of (1) the amount of insurance applied for, or (2) $250,000. Premium will not be accepted with applications for coverage in amounts of $1,000,000 or more.

PREMIUMS
No insurance will take effect before the initial premium payment is received by Acacia Life in federal funds. The initial premium payment must be at least equal to the monthly Minimum Premium times one more than the number of months between the Policy Date and the Issue Date. Subsequent premiums are payable at Acacia Life's Home Office. A Policy owner has flexibility in determining the frequency and amount of premiums. However, unless you have paid sufficient premiums to pay the Monthly Deduction and Percent of Premium Charge for Taxes, the Policy may have a zero Net Cash Surrender Value and lapse. Net Policy Funding, if adequate, may satisfy Minimum Premium and/or Guaranteed Death Benefit Premium requirements. (See the section on Policy Benefits, Purposes of the Policy.)

PLANNED PERIODIC PREMIUMS. At the time the Policy is issued you may determine a Planned Periodic Premium schedule that provides for the payment of level premiums at selected intervals. You may want to consider setting the Planned Periodic Premium no lower than the Guaranteed Death Benefit Premium to assure proper funding of the Guaranteed Death Benefit. You are not required to pay premiums according to this schedule. You have considerable flexibility to alter the amount and frequency of premiums paid. Acacia Life reserves the right to limit the number and amount of additional or unscheduled premium payments.

You may also change the frequency and amount of Planned Periodic Premiums by sending a written request to the Home Office, although Acacia Life reserves the right to limit any increase. Premium payment notices will be sent annually, semi-annually or quarterly, depending upon the frequency of the Planned Periodic Premiums. Payment of the Planned Periodic Premiums does not guarantee that the Policy remains in-force unless the Minimum Benefit or Guaranteed Death Benefit provision is in effect. Instead, the duration of the Policy depends upon the Policy's Net Cash Surrender Value.

                                   REGENT 2001

(See the section on Duration of the Policy.) Unless the Minimum Benefit or Guaranteed Death Benefit provision is in effect, even if Planned Periodic Premiums are paid, the Policy will lapse any time the Net Cash Surrender Value is insufficient to pay the Monthly Deduction, and the Grace Period expires without a sufficient payment. (See the section on Policy Lapse and Reinstatement.)

PREMIUM LIMITS. Acacia Life's current minimum premium limit is $45, $15 if paid by automatic bank draft. Acacia Life currently has no maximum premium limit, other than the current maximum premium limits established by federal tax laws. Acacia Life reserves the right to change any premium limit. In no event may the total of all premiums paid, both planned and unscheduled, exceed the current maximum premium limits established by federal tax laws. (See the section on Tax Status of the Policy.)

If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limits, Acacia Life will only accept that portion of the premium which will make total premiums equal the maximum. Any part of the premium in excess of that amount will be returned or applied as otherwise agreed and no further premiums will be accepted until allowed by the current maximum premium limits allowed by law. Acacia Life may require additional evidence of insurability if any premium payment would result in an increase in the Policy's Net Amount at Risk on the date the premium is received.

PREMIUMS UPON INCREASES IN SPECIFIED AMOUNT. Depending upon the Accumulation Value of the Policy at the time of an increase in the Specified Amount of the Policy and the amount of the increase requested by the Policy owner, an additional premium payment may be required. Acacia Life will notify you of any premium required to fund the increase, which premium must be made in a single payment. The Accumulation Value of the Policy will be immediately increased by the amount of the payment, less the applicable Percent of Premium Charge for Taxes.

ALLOCATION OF PREMIUMS AND ACCUMULATION VALUE

ALLOCATION OF NET PREMIUMS. In the application for a Policy, the Policy owner allocates Net Premiums to one or more Subaccounts and/or to the Fixed Account. Allocations must be whole number percentages and must total 100%. The allocation of future Net Premiums may be changed without charge by providing proper notification to the Home Office in writing or by telephone. If there is any Outstanding Policy Debt at the time of a payment, Acacia Life will treat the payment as a premium payment unless you instruct otherwise by proper written notice.

On the Issue Date, the initial Net Premium will be allocated to the Investment Options you selected. When state or other applicable law or regulation requires return of at least your premium payments if you return the Policy under the free-look privilege, the initial Net Premium will be allocated to the Money Market Subaccount for 13 days. Thereafter, the Accumulation Value will be reallocated to the Investment Options you selected. Premium payments received by Acacia Life prior to the Issue Date are held in the General Account until the Issue Date and are credited with interest at a rate determined by Acacia Life for the period from the date the payment has been converted into federal funds and is available to Acacia Life. In no event will interest be credited prior to the Policy Date.

The Accumulation Value of the Subaccounts will vary with the investment performance of these Subaccounts and you, as the Policy owner, will bear the entire investment risk. This will affect the Policy's Accumulation Value, and may affect the Death Benefit as well. You should periodically review your allocations of premiums and values in light of market conditions and overall financial planning requirements.

POLICY LAPSE AND REINSTATEMENT

LAPSE. Unlike conventional life insurance policies, the failure to make a Planned Periodic Premium payment will not itself cause the Policy to lapse. Lapse will occur when the Net Cash Surrender Value is insufficient to cover the Monthly Deduction and a Grace Period expires without a sufficient payment, unless the Minimum Benefit or Guaranteed Death Benefit provision is in effect. The Grace Period is 61 days from the date Acacia Life mails a notice that the Grace Period has begun. Acacia Life will notify you at the beginning of the Grace Period by mail addressed to your last known address on file with Acacia Life.

The notice will specify the premium required to keep the Policy in-force. The required premium will equal the lesser of (1) Monthly Deductions plus Percent of Premium Charge for Taxes for the three Policy Months after commencement of the Grace Period, plus projected loan interest that would accrue over that period, or (2) the premium required under the Minimum Benefit or Guaranteed Death Benefit provisions, if applicable, to keep the Policy in effect for three months from the commencement of the Grace Period. Failure to pay the required premium within the Grace Period will result in lapse of the Policy. If the Second Death occurs during the Grace Period, any overdue Monthly Deductions and Outstanding Policy Debt will be deducted from the Death Benefit Proceeds. (See the section on Charges and Deductions.)

                                   REGENT 2001

REINSTATEMENT. A lapsed Policy may be reinstated any time within three years (five years in Missouri) after the beginning of the Grace Period, provided both Insureds are living. We will reinstate your Policy based on the rating classes of the Insureds at the time of the reinstatement.

Reinstatement is subject to the following:

     (1) Evidence of insurability of both Insureds satisfactory to Acacia Life (including evidence of insurability of any person covered by a rider to reinstate the rider);
     (2) Any Outstanding Policy Debt on the date of lapse will be reinstated with interest due and accrued;
     (3) The Policy cannot be reinstated if it has been Surrendered for its full Net Cash Surrender Value;
     (4)  The minimum premium required at reinstatement is the greater of:
          (a) the amount necessary to raise the Net Cash Surrender Value as of the date of reinstatement to equal to or greater than zero; or
          (b)  three times the current Monthly Deduction.

The amount of Accumulation Value on the date of reinstatement will equal:

     (1) the amount of the Net Cash Surrender Value on the date of lapse, increased by
     (2)  the premium paid at reinstatement, less
     (3)  the Percent of Premium Charge for Taxes , plus
     (4) that part of the Surrender Charge that would apply if the Policy were Surrendered on the date of reinstatement.

The last addition to the Accumulation Value is designed to avoid duplicate Surrender Charges. The original Policy Date, and the dates of increases in the Specified Amount (if applicable), will be used for purposes of calculating the Surrender Charge. If any Outstanding Policy Debt is reinstated, that debt will be held in Acacia Life's General Account. Accumulation Value calculations will then proceed as described under the section on Accumulation Value.

The effective date of reinstatement will be the first Monthly Activity Date on or next following the date of approval by Acacia Life of the application for reinstatement.

CHARGES AND DEDUCTIONS

Charges will be deducted in connection with the Policy to compensate Acacia Life for: (1) providing the insurance benefits set forth in the Policy and any optional insurance benefits added by rider; (2) administering the Policy and payment of applicable taxes; (3) assuming certain risks in connection with the Policy; and (4) incurring expenses in distributing the Policy. The nature and amount of these charges are described more fully below.

DEDUCTIONS FROM PREMIUM PAYMENTS
PERCENT OF PREMIUM CHARGE FOR TAXES. A deduction of up to 3% of the premium is made from each premium payment; currently the charge is 2.25%. The deduction is intended to partially offset the premium taxes imposed by the states and their subdivisions, and to help defray the tax cost due to capitalizing certain policy acquisition expenses as required under applicable federal tax laws. (See the section on Federal Tax Matters .) Acacia Life does not expect to derive a profit from the Percent of Premium Charge for Taxes.

CHARGES FROM ACCUMULATION VALUE
MONTHLY DEDUCTION. Charges will be deducted as of the Policy Date and on each Monthly Activity Date thereafter from the Accumulation Value of the Policy to compensate Acacia Life for administrative expenses and insurance provided. These charges will be allocated from the Investment Options in accordance with your instructions. If no instructions are given the charges will be allocated pro rata among the Investment Options. Each of these charges is described in more detail below.

ADMINISTRATIVE EXPENSE CHARGE. To compensate Acacia Life for the ordinary administrative expenses expected to be incurred in connection with a Policy, the Monthly Deduction includes a level per policy charge plus a charge per $1000 of Specified Amount. For Specified Amounts between $100,000 and $999,999, the charge is currently $16 per month in Policy Years 1-5 and $8 per month thereafter; for Specified Amounts between $1,000,000 and $4,999,999, the charge is currently $8 per month in Policy Years 1-5 and $4 per month thereafter; currently there is no charge for Specified Amounts $5,000,000 or greater. In addition, for all Specified Amounts there currently is a charge of up to $.10 per month per $1000 of Specified Amount, depending on the younger Insured's Issue Age. For Issue Ages 20-44, the rate is $.10, for Issue Ages 45-64, the rate $.08, and for Issue Ages 65 and over, the rate is $.05. At the current time we anticipate that the charge per $1,000 of Specified Amount will reduce to $0 in year 6. The Administrative Expense Charge is levied throughout the life of the Policy and is guaranteed not to increase above $16 per month plus $.10 per month per $1000 of Specified Amount. Acacia Life does not expect to make any profit from the Administrative Expense Charge.

COST OF INSURANCE. Because the Cost of Insurance depends upon several variables, the cost for each Policy Month can vary from month to month. Acacia Life will determine the monthly Cost of Insurance by multiplying the applicable Cost of Insurance Rate by the Net Amount at Risk for each Policy Month.

COST OF INSURANCE RATE. The Annual Cost of Insurance Rates are based on the Issue Age, sex and risk class of each Insured and the Policy duration. The rates will vary depending upon tobacco use and other risk factors. The rates will be based on Acacia Life's expectations of future experience with regard to mortality, interest, persistency, and expenses, but will not exceed the Schedule of Guaranteed Annual Cost of Insurance Rates shown in the Policy. The guaranteed rates for standard rating classes are calculated from the 1980 Commissioners Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables. The guaranteed rates for the table-rated substandard Insureds

                                   REGENT 2001
are based on a multiple (shown in the schedule pages of the Policy) of the above rates. We may add flat extra ratings to one or both Insureds to reflect higher mortality risk. Because the Death Benefit is payable at the Second Death only, one-half of each applicable flat extra rating will be added to adjust the Cost of Insurance Rate. Any change in the Cost of Insurance Rates will apply to all Insureds of the same age, sex, risk class and whose Policies have been in effect for the same length of time The Cost of Insurance Rates, Surrender Charges, and payment options for Policies issued in Montana, and perhaps other states or in connection with certain employee benefit arrangements, are issued on a sex-neutral (unisex) basis. The unisex rates will be higher than those applicable to females and lower than those applicable to males.

The actual charges made during the Policy year will be shown in the annual report delivered to Policy owners.

RATING CLASS. The rating class of each Insured will affect the Cost of Insurance Rate. Acacia Life currently places Insureds into both standard rating classes and substandard rating classes that involve a higher mortality risk. In an otherwise identical Policy, Insureds in the standard rating class will have a lower Cost of Insurance Rate than when either or both Insureds are in a rating class with higher mortality risks.

SURRENDER CHARGE
If a Policy is Surrendered on or before the 14th Policy Anniversary Date, Acacia Life will assess a Surrender Charge as shown in the schedule pages of the Policy. The initial Surrender Charge is calculated based on the Issue Age, sex and risk class of each Insured, and the Specified Amount of the Policy. The
Surrender Charge, if applicable, will be applied according to the following schedule. Because the Surrender Charge may be significant upon early Surrender, prospective Policy owners should purchase a Policy only if they do not intend to Surrender the Policy for a substantial period.

The maximum Surrender Charge on a Policy we issue is $60 per $1,000 of Specified Amount.

======================================================================================
 Policy Year        Percent of Initial       Policy Year        Percent of Initial
                  Surrender Charge that                     Surrender Charge that will
                    will apply during                        apply during Policy Year
                       Policy Year
--------------------------------------------------------------------------------------
     1-5                   100%                  11                    40%
--------------------------------------------------------------------------------------
       6                    90%                  12                    30%
--------------------------------------------------------------------------------------
       7                    80%                  13                    20%
--------------------------------------------------------------------------------------
       8                    70%                  14                    10%
--------------------------------------------------------------------------------------
       9                    60%                  15+                   0%
--------------------------------------------------------------------------------------
      10                    50%
======================================================================================

No Surrender Charge will be assessed on decreases in the Specified Amount of the Policy or partial withdrawals of Accumulation Value. Acacia Life will, however, require additional Surrender Charges due to increases in Specified Amount. The initial Surrender Charge applicable to the increase in the Specified Amount will equal the initial Surrender Charge for the original Specified Amount, multiplied by the ratio of the increase in Specified Amount to the original Specified Amount. Surrender Charges on increases in Specified Amount will be applied with respect to Surrenders within 14 years of the date of the increase according to the same grading schedule as for the original Specified Amount.

TRANSFER CHARGE. Currently there is no charge for transfers among the investment options in excess of fifteen per Policy Year. A charge of $10 (guaranteed not to increase) for each transfer in excess of 15 may be imposed to compensate Acacia Life for the costs of processing the transfer. Since the charge reimburses Acacia Life only for the cost of processing the transfer, Acacia Life does not expect to make any profit from the transfer charge. This charge will be deducted pro rata from each Subaccount (and, if applicable, the Fixed Account) in which the Policy owner is invested. The transfer charge will not be imposed on transfers that occur as a result of Policy loans or the exercise of exchange rights.

PARTIAL WITHDRAWAL CHARGE. A charge will be imposed for each partial withdrawal. This charge will compensate Acacia Life for the administrative costs of processing the requested payment and in making necessary calculations for any reductions in Specified Amount which may be required because of the partial withdrawal. This charge is currently the lesser of $25 or 2% of the amount withdrawn (guaranteed not to be greater than the lesser of $50 or 2% of the amount withdrawn). No Surrender Charge is assessed on a partial withdrawal and a partial withdrawal charge is not assessed when a Policy is Surrendered.

DAILY CHARGES AGAINST THE SEPARATE ACCOUNT. A daily Mortality and Expense Risk Charge will be deducted from the value of the net assets of Separate Account I to compensate Acacia Life for mortality and expense risks assumed in connection with the Policy. This daily charge from Separate Account I is at the rate of 0.002049% (equivalent to an annual rate of .75%) for Policy Years 1-15 and
 .000820% (equivalent to an annual rate of .30%) thereafter. The daily charge will be deducted

                                   REGENT 2001
from the net asset value of Separate Account I, and therefore the Subaccounts, on each Valuation Date. Where the previous day or days was not a Valuation Date, the deduction on the Valuation Date will be the applicable daily rate multiplied by the number of days since the last Valuation Date. No Mortality and Expense Risk Charges will be deducted from the amounts in the Fixed Account.

Acacia Life believes that this level of charge is within the range of industry practice for comparable survivorship flexible premium variable universal life policies. The mortality risk assumed by Acacia Life is that Insureds may live for a shorter time than calculated, and that the aggregate amount of Death Benefits paid will be greater than initially estimated. The expense risk assumed is that expenses incurred in issuing and administering the Policies will exceed the administrative charges provided in the Policies.

An Asset-Based Administrative Expense Charge will also be deducted from the value of the net assets of Separate Account I on a daily basis. This charge is applied at a rate of 0.000409% (equivalent to .15% annually). No Asset-Based Administrative Expense Charge will be deducted from the amounts in the Fixed Account.

Policy Owners who choose to allocate Net Premiums to one or more of the Subaccounts will also bear a pro rata share of the management fees and expenses paid by each of the investment portfolios in which the various Subaccounts invest. No such management fees are assessed against Net Premiums allocated to the Fixed Account. (See the Summary section for the Fund Expense Summary.)

Expense reimbursement agreements are expected to continue in future years but may be terminated at any time. As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return.

Acacia Life may receive administrative fees from the investment advisers of certain Funds. [Information about additional Underlying Funds may be supplied by Amendment.] Acacia Life currently does not assess a separate charge against Separate Account I or the Fixed Account for any federal, state or local income taxes. Acacia Life may, however, make such a charge in the future if income or gains within Separate Account I will incur any federal, or any significant state or local income tax liability, or if the federal, state or local tax treatment of Acacia Life changes.

GENERAL PROVISIONS

THE CONTRACT. The Policy, the application, any supplemental applications, and any riders, amendments or endorsements make up the entire contract. Only the President, Vice President, Secretary or Assistant Secretary can modify the Policy. Any changes must be made in writing, and approved by Acacia Life. No agent has the authority to alter or modify any of the terms, conditions or agreements of the Policy or to waive any of its provisions. The rights and benefits under the Policy are summarized in this prospectus; however prospectus disclosure regarding the Policy is qualified in its entirety by the Policy itself, a copy of which is available upon request from Acacia Life.

CONTROL OF POLICY. The Policy owner is as shown in the application or subsequent written endorsement. Subject to the rights of any irrevocable Beneficiary and any assignee of record, all rights, options, and privileges belong to the Policy owner, if living; otherwise to any successor-owner or owners, if living; otherwise to the estate of the last Policy owner to die.

BENEFICIARY. Policy owners may name both primary and contingent Beneficiaries in the application. Payments will be shared equally among Beneficiaries of the same class unless otherwise stated. If a Beneficiary dies before the Second Death, payments will be made to any surviving Beneficiaries of the same class; otherwise to any Beneficiaries of the next class; otherwise to the Policy owner; otherwise to the estate of the Policy owner.

CHANGE OF BENEFICIARY The Policy owner may change the Beneficiary by written request at any time while at least one Insured is alive unless otherwise provided in the previous designation of Beneficiary. The change will take effect as of the date the change is recorded at the Home Office. Acacia Life will not be liable for any payment made or action taken before the change is recorded.

CHANGE OF POLICY OWNER OR ASSIGNMENT. In order to change the Policy owner of the Policy or assign Policy rights, an assignment of the Policy must be made in writing and filed with Acacia Life at its Home Office. Any such assignment is subject to Outstanding Policy Debt. The change will take effect as of the date the change is recorded at the Home Office, and Acacia Life will not be liable for any payment made or action taken before the change is recorded. Payment of Death Benefit Proceeds is subject to the rights of any assignee of record. A collateral assignment is not a change of ownership.

PAYMENT OF PROCEEDS. The Death Benefit Proceeds are subject first to any debt to Acacia Life and then to the interest of any assignee of record. The balance of any Death Benefit Proceeds shall be paid in one sum to the designated beneficiary unless an Optional Method of Payment is selected. If no Beneficiary survives the Second Death, the Death Benefit Proceeds shall be paid in one sum to the Policy owner, if living; otherwise to any successor-owner, if living; otherwise to the Policy owner's estate. Any proceeds payable upon Surrender shall be paid in one sum unless an Optional Method of Payment is elected.

INCONTESTABILITY. Acacia Life cannot contest the Policy or reinstated Policy while at least one Insured is alive after it has been in-force for two years from the Policy Date (or reinstatement effective date). After the Policy Date, Acacia Life cannot contest an increase in the Specified Amount or addition of a rider while at least one Insured is alive, after such increase or addition has been in-force for two years from its effective date. However, this two-year provision shall not apply to riders with their own contestability provision. We may require proof prior to the end of the appropriate contestability period that both Insureds are living.

MISSTATEMENT OF AGE AND SEX. If the age or sex of either Insured or any person insured by rider has been misstated, the amount of the Death Benefit and any added riders provided will be those that would be purchased by the most recent deduction for the Cost of Insurance and the cost of any additional riders at the correct age and sex of the Insureds. The Death Benefit Proceeds will be adjusted correspondingly.

                                   REGENT 2001

SUICIDE. The Policy does not cover suicide within two years of the Policy Date unless otherwise provided by a state's Insurance law. If either Insured, while sane or insane, commits suicide within two years after the Policy Date, Acacia Life will pay only the premiums received less any partial withdrawals, the cost for riders and any outstanding Policy debt. If either Insured, while sane or insane, commits suicide within two years after the effective date of any increase in the Specified Amount, Acacia Life's liability with respect to such increase will only be its total cost of insurance applicable to the increase. The laws of Missouri provide that death by suicide at any time is covered by the Policy, and further that suicide by an insane person may be considered an accidental death.

POSTPONEMENT OF PAYMENTS. Payment of any amount upon Surrender, partial withdrawal, Policy loans, benefits payable at the Second Death, and transfers may be postponed whenever: (1) the New York Stock Exchange ("NYSE") is closed other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of Policy owners; (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of Separate Account I's net assets; or (4) Surrenders, loans or partial withdrawals from the Fixed Account may be deferred for up to 6 months from the date of written request. Payments under the Policy of any amounts derived from premiums paid by check may be delayed until such time as the check has cleared the Policy owner's bank.

REPORTS AND RECORDS. Acacia Life will maintain all records relating to the Separate Account I and will mail to the Policy owner, at the last known address of record, within 30 days after each Policy Anniversary, an annual report which shows the current Accumulation Value, Net Cash Surrender Value, Death Benefit, premiums paid, Outstanding Policy Debt and other information. Quarterly statements are also mailed detailing Policy activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plan (such as a dollar cost averaging program, or payment made by automatic bank draft or salary reduction arrangement), the Policy owner may receive confirmation of such transactions in their quarterly statements. The Policy owner should review the information in these statements carefully. All errors or corrections must be reported to Acacia Life immediately to assure proper crediting to the Policy. Acacia Life will assume all transactions are accurately reported on quarterly statements unless Acacia Life is notified otherwise within 30 days after receipt of the statement. The Policy owner will also be sent a periodic report for the Fund and a list of the portfolio securities held in each portfolio of the Fund.

ADDITIONAL INSURANCE BENEFITS (RIDERS). Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. All riders are not available in all states. The cost, if any, of additional insurance benefits will be deducted as part of the Monthly Deduction.

     ACCELERATED BENEFIT RIDER FOR TERMINAL ILLNESS (LIVING BENEFIT RIDER). Upon satisfactory Proof of Death of one Insured, and satisfactory proof of terminal illness of the last surviving Insured after the two-year contestable period, (no waiting period in certain states) Acacia Life will accelerate the payment of up to 50% of the lowest scheduled Death Benefit as provided by eligible coverages, less an amount up to two guideline level premiums.

     Future premium allocations after the payment of the benefit must be allocated to the Fixed Account. Payment will not be made for amounts less than $4,000 or more than $250,000 on all policies issued by Acacia Life or its affiliates that provide coverage on the surviving Insured. Acacia Life may charge the lesser of 2% of the benefit or $50 as an expense charge to cover the costs of administration.

     Satisfactory proof of terminal illness of the last surviving Insured must include a written statement from a licensed physician who is not related to the Insured or the Policy owner stating that the Insured has a non-correctable medical condition that, with a reasonable degree of medical certainty, will result in the death of the Insured in less than 12 months (6 months in certain states) from the date of the physician's statement. Further, the condition must first be diagnosed while the Policy is in-force.

     The accelerated benefit first will be used to repay any Outstanding Policy Debt, and will also affect future loans, partial withdrawals, and Surrenders. The accelerated benefit will be treated as a lien against the Policy Death Benefit and will thus reduce the Death Benefit Proceeds. Interest on the lien will be charged at the Policy loan interest rate. There is no extra premium for this rider.

     ESTATE PROTECTION RIDER. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of both Insureds during the first four Policy Years.

     FIRST-TO-DIE TERM RIDER. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of either of the two Insureds.

     SECOND-TO-DIE TERM RIDER. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of both Insureds.

     TERM RIDER FOR COVERED INSURED. This rider provides a specified amount of insurance to the Beneficiary upon receipt of Satisfactory Proof of Death of the rider Insured, as identified. The rider may be purchased on either Insured or an individual other than the Insureds.

                                   REGENT 2001

     TOTAL DISABILITY RIDER. This rider provides for the payment by Acacia Life of a disability benefit in the form of premiums while the Insured is disabled. The benefit amount may be chosen by the Policy owner at the issue of the rider. In addition, while the Insured is totally disabled, the Cost of Insurance for the rider will not be deducted from Accumulation Value. The rider may be purchased on either or both Insureds.

     POLICY SPLIT OPTION. This rider allows the Policy to be split into two individual policies, subject to evidence of insurability on both Insureds.

DISTRIBUTION OF THE POLICIES

The principal underwriter for the Policies is The Advisors Group, Inc ("TAG"). a second tier wholly owned subsidiary of Acacia Life Insurance Company and an affiliate of Acacia Life. TAG is registered as a broker/dealer with the SEC and is a member of the National Association of Securities Dealers ("NASD"). Acacia Life pays TAG for acting as the principal underwriter under an Underwriting Agreement.

TAG offers its clients a wide variety of financial products and services and has the ability to execute stock and bond transactions on a number of national exchanges. TAG also serves as principal underwriter for Acacia Life's variable annuities and variable life contracts. It also has executed selling agreements with a variety of mutual funds, issuers of unit investment trusts, and direct participation programs.

The Policies are sold through Registered Representatives of TAG or other broker-dealers which have entered into selling agreements with Acacia Life or TAG. These Registered Representatives are also licensed by state insurance officials to sell Acacia Life's variable life policies. Each of the broker-dealers with a selling agreement is registered with the SEC and is a member of the NASD.

Under these selling agreements, Acacia Life pays commission to the broker-dealers, which in turn pay commissions to the Registered Representative who sells this Policy. During the first Policy Year, the commission may equal an amount up to 95% of the first year target premium paid plus the first year cost of any riders and 2% for premiums paid in excess of the first year target premium. For Policy Years two through four, the commission may equal an amount up to 2% of premiums paid. Broker-dealers may also receive a service fee up to an annualized rate of .25% of the Accumulation Value beginning in the fifth Policy Year. Compensation arrangements may vary among broker-dealers. In addition, Acacia Life may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. Registered Representatives who meet certain production standards may receive additional compensation. Acacia Life may reduce or waive the sales charge and/or other charges on any Policy sold to directors, officers or employees of Acacia Life or any of its affiliates, employees and registered representatives of any broker/dealer that has entered into a sales agreement with Acacia Life or TAG and the spouses or children of the above persons. In no event will any such reduction or waiver be permitted where it would be unfairly discriminatory to any person.

ADMINISTRATION

Acacia Life has contracted with Ameritas Life Insurance Corp. ("Ameritas"), having its principal place of business at 5900 "O" Street, P.O. Box 81889 Lincoln, Nebraska 68501, to provide Acacia Life with certain administrative services for the survivorship flexible premium variable life policies. Ameritas is an affiliate of Acacia Life and a member of the Ameritas Acacia enterprise. Pursuant to the terms of a Service Agreement, Ameritas will act as record keeping Service Agent for the policies and riders for an initial term of three years and any subsequent renewals thereof. Ameritas, under the direction of Acacia Life, will perform Administrative functions including issuance of policies for reinstatement, term conversion, plan changes and guaranteed insurability options, generation of billing and posting of premium, computation of valuations, calculation of benefits payable, maintenance of administrative controls over all activities, correspondence, and data, and providing management reports to Acacia Life.

FEDERAL TAX MATTERS

The following discussion provides a general description of the federal income tax considerations associated with the Policy and does not purport to be complete or cover all situations. This discussion is not intended as tax advice. No attempt has been made to consider in detail any applicable state or other tax laws except premium taxes. (See discussion in the section on Deductions From Premium Payments - Percent of Premium Charge for Taxes.) This discussion is based upon Acacia Life's understanding of the relevant laws at the time of filing. Counsel and other competent tax advisors should be consulted for more complete information before a Policy is purchased. Acacia Life makes no representation as to the likelihood of the continuation of present federal income tax laws nor of the interpretations by the Internal Revenue Service. Federal tax laws are subject to change and thus tax consequences to the Insureds, Policy owner or Beneficiary may be altered.

(1) TAXATION OF ACACIA LIFE. Acacia Life is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, (the "Code"). At this time, since Separate Account I is not a separate entity from Acacia Life, and its operations form a part of Acacia Life, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Net investment income and realized net capital gains on the assets of Separate Account I are reinvested and automatically retained as a part of the reserves of the Policy and are taken into account in determining the Death Benefit and Accumulation Value of the Policy. Acacia Life believes that Separate Account I net investment income and realized net capital gains will not be taxable to the extent that such income and gains are retained as reserves under the Policy.

                                   REGENT 2001

     Acacia Life does not currently expect to incur any federal income tax liability attributable to Separate Account I with respect to the sale of the Policies. Accordingly, no charge is being made currently to Separate Account I for federal income taxes. If, however, Acacia Life determines that it may incur such taxes attributable to Separate Account I, it may assess a charge for such taxes against the Separate Account I.

     Acacia Life may also incur state and local taxes (in addition to premium taxes for which a deduction from premiums is currently made). At present, they are not charges against Separate Account I. If there is a material change in state or local tax laws, charges for such taxes attributable to Separate Account I, if any, may be assessed against Separate Account I.

(2) TAX STATUS OF THE POLICY. The Code (Section 7702) includes a definition of a life insurance contract for federal tax purposes which places limitations on the amount of premiums that may be paid for the Policy and the relationship of the Accumulation Value to the Death Benefit. While Acacia Life believes that the Policy meets the statutory definition of a life insurance contract under Internal Revenue Code Section 7702 and should receive federal income tax treatment consistent with that of a fixed-benefit life insurance policy, the area of tax law relating to the definition of life insurance does not explicitly address all relevant issues (including, for example, certain tax requirements relating to survivorship variable universal life policies). Acacia Life reserves the right to make changes to the Policy if deemed appropriate by Acacia Life to attempt to assure qualification of the Policy as a life insurance contract. If the Policy were determined not to qualify as life insurance under Code
     Section 7702, the Policy would not provide the tax advantages normally provided by life insurance. If the Death Benefit of a Policy is changed, the applicable defined limits may change.

     The Code (Section 7702A) also defines a "modified endowment contract" for federal tax purposes. If a life insurance policy is classified as a modified endowment contract, distributions from it (including loans) are taxed as ordinary income to the extent of any gain. This Policy will become a "modified endowment contract" if the premiums paid into the Policy fail to meet a 7-pay premium test as outlined in Section 7702A of the Code.

     Certain benefits the Policy Owner may elect under this Policy may be material changes affecting the 7-pay premium test. These include, but are not limited to, changes in Death Benefits and changes in the Specified Amount. One may avoid a Policy becoming a modified endowment contract by, among other things, not making excessive payments or reducing benefits. Should you deposit excessive premiums during a Policy Year, that portion that is returned by Acacia Life within 60 days after the Policy Anniversary Date will reduce the premiums paid to prevent the Policy from becoming a modified endowment contract. All modified endowment policies issued by Acacia Life to the same Policyholder in any 12 month period are treated as one modified endowment contract for purposes of determining taxable gain under Section 72(e) of the Internal Revenue Code. Any life insurance policy received in exchange for a modified endowment contract will also be treated as a modified endowment contract. You should contact a competent tax professional before paying additional premiums or making other changes to the Policy to determine whether such payments or changes would cause the Policy to become a modified endowment contract.

     The Code (Section 817(h)) also authorizes the Secretary of the Treasury (the "Treasury") to set standards by regulation or otherwise for the investments of Separate Account I to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. If the Policy is not treated as life insurance because it fails the diversification requirements, the Policy Owner is then subject to federal income tax on gain in the Policy as it is earned. Separate Account I, through the Fund, intends to comply with the diversification requirements prescribed by the Treasury in regulations published in the Federal Register on March 2, 1989, which affect how the Fund's assets may be invested.

     Acacia Life does not have control over the Fund or its investments. However, Acacia Life believes that the Fund will be operated in compliance with the diversification requirements of the Internal Revenue Code. Thus, Acacia Life believes that the Policy will be treated as a life insurance contract for federal tax purposes.

     In connection with the issuance of regulations relating to the diversification requirements, the Treasury announced that such regulations do not provide guidance concerning the extent to which policy owners may direct their investments to particular divisions of a Separate Account I. Regulations in this regard may be issued in the future. It is not clear what these regulations will provide nor whether they will be prospective only. It is possible that when regulations are issued, the Policy may need to be modified to comply with such regulations. For these reasons, Acacia Life reserves the right to modify the Policy as necessary to prevent the Policy owner from being considered the owner of the assets of the Separate Account I or otherwise to qualify the Policy for favorable tax treatment.

     The following discussion assumes that the Policy will qualify as a life insurance contract for federal tax purposes.

(3) TAX TREATMENT OF POLICY PROCEEDS. Acacia Life believes that the Policy will be treated in a manner consistent with a fixed benefit life insurance policy for federal income tax purposes. Thus, Acacia Life believes that the Death Benefit will generally be excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code and the Policy owner will not be deemed to be in constructive receipt of the Accumulation Value under the Policy until its

                                   REGENT 2001
     actual Surrender. However, there are certain exceptions to the general rule that death benefit proceeds are non-taxable. Federal, state and local tax consequences of ownership of or receipt of proceeds under a Policy depends on the circumstances of each Policy Owner and Beneficiary.

Distributions From Policies That Are Not "Modified Endowment Contracts". Distributions (while one or both Insureds are still alive) from a Policy that is not a modified endowment contract are generally treated as first a recovery of the investment in the Policy and then only after the return of all such investment, as disbursing taxable `income. However, in the case of a decrease in the Death Benefit, a partial withdrawal, a change in Death Benefit option, or any other such change that reduces future benefits under the Policy during the first 15 years after a Policy is issued and that results in a cash distribution to the Policy owner in order for the Policy to continue complying with the
Section  7702  defined  limits  on  premiums  and  Accumulation   Values,   such
distributions may be taxable in whole or in part as ordinary income to the Policy owner (to the extent of any gain in the Policy) as prescribed in Section 7702. In addition, upon a complete surrender or lapse of a Policy that is not a "modified endowment contract", if the amount received plus the amount of any outstanding Policy debt exceeds the total investment in the Policy, the excess will generally be treated as ordinary income for tax purposes. Investment in the Policy means (1) the total amount of any premiums paid for the Policy plus the amount of any loan received under the policy to the extent the loan is included in gross income of the Policy owner minus (2) the total amount received under the Policy by the Policy owner that was excludable from gross income, excluding any non-taxable loan received under the Policy.

Acacia Life also believes that loans received under a Policy that is not a "modified endowment contract" will be treated as debt of the Policy owner and that no part of any loan under a Policy will constitute income to the Policy owner so long as the Policy remains in-force. Should the Policy lapse while Policy loans are outstanding the portion of the loans attributable to earnings will become taxable. Generally, interest paid on any loan under a Policy owned by an individual will not be tax-deductible.

Except for Policies with respect to a limited number of key persons of an employer (both as defined in the Internal Revenue Code), and subject to applicable interest rate caps, the Health Insurance Portability and Accountability Act of 1996 (the "Health Insurance Act") generally repealed the deduction for interest paid or accrued after October 13, 1995 on loans from corporate owned life insurance policies on the lives of officers, employees or persons financially interested in the taxpayer's trade or business. Certain transitional rules for existing debt are included in the Health Insurance Act. The transitional rules included a phase-out of the deduction for debt incurred
(1) before January 1, 1996, or (2) before January 1, 1997, for policies entered into in 1994 or 1995. The phase-out of the interest expense deduction occurred over a transition period between October 13, 1995 and January 1, 1999. There is also a special rule for pre-June 21, 1986 policies. The Taxpayer Relief Act of 1997 ("TRA `97"), further expanded the interest deduction disallowance for businesses by providing, with respect to policies issued after June 8, 1997, that no deduction is allowed for interest paid or accrued on any debt with respect to life insurance covering the life of any individual (except as noted above under pre-'97 law with respect to key persons and pre-June 21, 1986 policies). Any material change in a policy (including a material increase in the death benefit) may cause the policy to be treated as a new policy for purposes of the rule. TRA `97 also provides that no deduction is permissible for premiums paid on a life insurance policy if the taxpayer is directly or indirectly a beneficiary under the policy. Also under TRA `97 and subject to certain exceptions, for policies issued after June 8, 1997, no deduction is allowed for that portion of a taxpayer's interest expense that is allocable to unborrowed policy cash values. This disallowance generally does not apply to policies owned by natural persons. Policy Owners should consult a competent tax advisor concerning the tax implications of these changes for their Policies.

Distribution From Policies That Are "Modified Endowment Contracts". Should the Policy become a "modified endowment contract", partial withdrawals, full surrenders, assignments, pledges, and loans (including loans to pay loan interest) under the Policy will be taxable to the extent of the gain under the Policy. A 10% penalty tax also applies to the taxable portion of any distribution made prior to the taxpayer's age 59 1/2. The 10% penalty tax does not apply if the distribution is made because the taxpayer is disabled as defined under the Code or if the distribution is paid out in the form of a life annuity on the life of the taxpayer or the joint lives of the taxpayer and Beneficiary.

The right to exchange the Policy for a survivorship flexible premium adjustable life insurance policy (See the section on Exchange Privilege.), the right to change Policy owners (See the section on General Provisions.), and the provision for partial withdrawals (See the section on Surrenders.) may have tax consequences depending on the circumstances of such exchange, change, or withdrawal. Upon complete Surrender, if the amount received plus any Outstanding Policy Debt exceeds the total premiums paid (the "basis"), that are not treated as previously withdrawn by the Policy owner, the excess generally will be taxed as ordinary income.

Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Death Benefit Proceeds depend on applicable law and the circumstances of each Policy owner or Beneficiary. In addition, if the Policy is used in connection with tax-qualified retirement plans, certain limitations prescribed by the Internal Revenue Service on, and rules with respect to the taxation of, life insurance protection provided through such plans may apply. Further, the tax consequences of using the Policy in nonqualified plan arrangements may vary depending on the particular facts and circumstances of the arrangement. The advice of competent counsel should be sought in connection with use of life insurance in a qualified or nonqualified plan.

YOU SHOULD CONSULT QUALIFIED TAX AND/OR LEGAL ADVISORS TO OBTAIN COMPLETE INFORMATION ON FEDERAL, STATE AND LOCAL TAX CONSIDERATIONS APPLICABLE TO YOUR PARTICULAR SITUATION.

                                   REGENT 2001

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

Acacia Life holds the assets of Separate Account I. The assets are kept physically segregated and held separately and apart from the General Account assets, except for the Fixed Account. Acacia Life maintains records of all purchases and redemptions of Fund's shares by each of the Subaccounts.

THIRD PARTY SERVICES

Acacia Life is aware that certain third parties are offering investment advisory, asset allocation, money management and timing services in connection with the Policies. Acacia Life does not engage any such third parties to offer such services of any type. In certain cases, Acacia Life has agreed to honor transfer instructions from such services where it has received powers of attorney, in a form acceptable to it, from the Policy owners participating in the service. Firms or persons offering such services do so independently from any agency relationship they may have with Acacia Life for the sale of Policies. Acacia Life takes no responsibility for the investment allocations and transfers transacted on a Policy owner's behalf by such third parties or any investment allocation recommendations made by such parties. Policy owners should be aware that fees paid for such services are separate and in addition to fees paid under the Policies.

VOTING RIGHTS

Acacia Life is the legal holder of the shares held in the Subaccounts of Separate Account I and as such has the right to vote the shares, to elect
Directors of the Fund, and to vote on matters that are required by the Investment Company Act of 1940 and upon any other matter that may be voted upon at a shareholder meeting. To the extent required by law, Acacia Life will vote all shares of each of the Fund held in Separate Account I at regular and special shareholder meetings of the Fund according to instructions received from Policy owners based on the number of shares held as of the record date for such meeting.

The number of Fund shares in a Subaccount for which instructions may be given by a Policy owner is determined by dividing the Accumulation Value held in that Subaccount by the net asset value of one share in the corresponding portfolio of the Fund. Fractional shares will be counted. Fund shares held in each Subaccount for which no timely instructions from Policy owners are received and Fund shares held in each Subaccount which do not support Policy owner interests will be voted by Acacia Life in the same proportion as those shares in that Subaccount for which timely instructions are received. Voting instructions to abstain on any item to be voted will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, Acacia Life may elect to vote shares of the Fund in its own right.

DISREGARD OF VOTING INSTRUCTION. Acacia Life may, if required by state insurance officials, disregard voting instructions if those instructions would require shares to be voted to cause a change in the subclassification or investment objectives or policies of one or more of the Fund's portfolios, or to approve or disapprove an investment adviser or principal underwriter for the Fund. In addition, Acacia Life itself may disregard voting instructions that would require changes in the investment objectives or policies of any portfolio or in an investment adviser or principal underwriter for the Fund, if Acacia Life reasonably disapproves those changes in accordance with applicable federal regulations. If Acacia Life does disregard voting instructions, it will advise Policy owners of that action and its reasons for the action in the next annual report or proxy statement to Policy owners.

                                   REGENT 2001

STATE REGULATION OF ACACIA LIFE

Acacia Life, a stock life insurance company organized under the laws of District of Columbia, is subject to regulation by the District of Columbia Department of Insurance and Securities Regulation. On or before March 1 of each year an NAIC convention blank covering the operations and reporting on the financial condition of Acacia Life and Separate Account I as of December 31 of the preceding year must be filed with the District of Columbia Department of Insurance and Securities Regulation. Periodically, the District of Columbia Department of Insurance and Securities Regulation examines the liabilities and reserves of Acacia Life and Separate Account I.

In addition, Acacia Life is subject to the insurance laws and regulations of other states within which it is licensed or may become licensed to operate. The Policies offered by the prospectus are available in the various states as approved. Generally, the Insurance Department of any other state applies the laws of the state of domicile in determining permissible investments.

EXECUTIVE OFFICERS AND DIRECTORS OF ACACIA LIFE

This list shows name and position(s) with Acacia Life followed by the principal occupations for the last five years. Where an individual has held more than one position with an organization during the last 5-year period, the last position held has been given.

     CHARLES T. NASON, CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER* Vice Chairman of Board and President, Director: Ameritas Acacia Mutual Holding Company. Vice Chairman of Board and President,
     Director: Ameritas Holding Company
     Chairman of the Board and Chief Executive Officer: Acacia Life Insurance Company Also serves as a Director of direct and indirect subsidiaries of Acacia Life Insurance Company.
     Formerly: Chairman of the Board, President, and Chief Executive Officer:
     Acacia Life Insurance Company.

     ROBERT W. CLYDE, PRESIDENT AND CHIEF OPERATING OFFICER*
     Executive Vice President, Director: Ameritas Acacia Mutual Holding Company Executive Vice President, Director: Ameritas Holding Company
     President and Chief Operating Officer: Acacia Life Insurance Company
     Also serves as a Director of direct and indirect subsidiaries of Acacia Life Insurance Company.
     Formerly: Executive Vice President, Marketing and Sales: Acacia Life Insurance Company.

     BLUNT, ROGER R., DIRECTOR**
     Chairman and Chief Executive Officer, Blunt Enterprises LLC

     PATRICIA A. MCGUIRE, Director**
     President, Trinity College

     FLORETTA D. MCKENZIE, Director**
     Chairwoman and Chief Executive Officer, The McKenzie Group, Inc.

     EDWARD F. MITCHELL, Director**
     W. JARVIS MOODY, Director (Through 4/25/01)

     EDWARD J. QUINN, JR., Director**
     President and Chief Executive Officer, T.W. Perry

     D. WAYNE SILBY, Director**
     Chairman and Chief Executive Officer, Group Serve, Inc.

     ROBERT M. WILLIS, Director**
     President and Chief Operating Officer, New America Insurance Company

     HALUK ARITURK, SENIOR VICE PRESIDENT, PRODUCT MANAGEMENT AND
     ADMINISTRATION***
     Senior Vice President, Product Management and Administration: Acacia Life Insurance Company
     Executive Vice President, Ameritas Acacia Shared Services Center: Ameritas Life Insurance Corp.
     Formerly: Senior Vice President, Operations and Chief Actuary: Acacia Life Insurance Company.

     JOANN M. MARTIN, SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER*** Senior Vice President, Chief Financial Officer and Corporate Treasurer:
     Ameritas Acacia Mutual Holding Company and Ameritas Holding Company Senior Vice President and Chief Financial Officer: Acacia Life Insurance Company
     Senior Vice President - Controller and Chief Financial Officer: Ameritas Life Insurance Corp.
     Also serves as officer and /or director of subsidiaries and/or affiliates of Ameritas Life Insurance Corp.

     BRIAN J. OWENS, SENIOR VICE PRESIDENT, CAREER DISTRIBUTION*
     Senior Vice President, Career Distribution: Acacia Life Insurance Company;
     Director: The Advisors Group, Inc.
     Formerly: Vice President, Acacia Financial Centers: Acacia Life Insurance Company.

     ROBERT-JOHN H. SANDS, SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY*
     Senior Vice President and General Counsel: Ameritas Acacia Mutual Holding Company
     Senior Vice President and General Counsel: Ameritas Holding Company
     Senior Vice President, General Counsel and Corporate Secretary: Acacia Life Insurance Company
     Also serves as a Director of direct and indirect subsidiaries of Acacia Life Insurance Company.
     Formerly: Senior Vice President and General Counsel: Acacia Life Insurance Company.

                                   REGENT 2001

     RICHARD W. VAUTRAVERS, SENIOR VICE PRESIDENT AND CORPORATE ACTUARY*** Senior Vice President and Corporate Actuary: Ameritas Life Insurance Corp. Senior Vice President and Corporate Actuary: Acacia Life Insurance Company

     * THE PRINCIPAL BUSINESS ADDRESS OF EACH PERSON IS ACACIA LIFE INSURANCE COMPANY, 7315 WISCONSIN AVENUE, BETHESDA, MARYLAND 20814.
     ** THE PRINCIPAL BUSINESS ADDRESS OF EACH PERSON, IN HIS OR HER CAPACITY AS DIRECTOR, IS ACACIA LIFE INSURANCE COMPANY, 7315 WISCONSIN AVENUE, BETHESDA, MARYLAND 20814.
     *** THE PRINCIPAL BUSINESS ADDRESS OF EACH PERSON IS AMERITAS LIFE INSURANCE CORP., 5900 "O" STREET, LINCOLN, NEBRASKA 68510.

EXPERTS

[TO BE FILED BY AMENDMENT]

LEGAL MATTERS

Matters of District of Columbia law pertaining to the Policies, including Acacia Life's right to issue the Policies and its qualification to do so under applicable laws and regulations issued thereunder, have been passed upon by Robert-John H. Sands, Senior Vice President, General Counsel, and Corporate Secretary of Acacia Life.

LEGAL PROCEEDINGS

There are no legal proceedings to which Separate Account I is a party or to which the assets of the Separate Account I are subject. Acacia Life is not involved in any litigation that is of material importance in relation to its total assets or that relates to Separate Account I.

ADDITIONAL INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933, as amended, with respect to the Policy offered hereby. This Prospectus does not contain all the information set forth in the registration statement and the amendments and exhibits to the registration statement, to all of which reference is made for further information concerning Separate Account I, Acacia Life and the Policy offered hereby. Statements contained in this Prospectus as to the contents of the Policy and other legal instruments are summaries. For a complete statement of the terms thereof reference is made to such instruments as filed.

FINANCIAL STATEMENTS

The financial statements of Acacia Life which are included in this Prospectus should be considered only as bearing on the ability of Acacia Life to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in Separate Account I.

                         [AUDITED FINANCIAL STATEMENTS]

                                   REGENT 2001

                                   APPENDIX A

ILLUSTRATIONS OF DEATH BENEFITS AND ACCUMULATION VALUES

The following tables illustrate how the Accumulation Values and Death Benefits of a Policy may change with the investment experience of the Fund. The tables show how the Accumulation Values and Death Benefits of a Policy issued at a given premium on Insureds of given ages and specified underwriting risk classifications would vary over time if the investment return on the assets held in each portfolio of the Fund were a uniform, gross, after-tax annual rate of 12%, 6%, or 0%. The tables on pages A-3 through A-8 illustrate a Policy issued to a male, age 65 under a Preferred rate non-tobacco underwriting risk classification and a female age 65, also under a Preferred rate non-tobacco underwriting risk classification. This Policy provides for standard tobacco use and non-tobacco use, and preferred non-tobacco classifications. The Accumulation Values and Death Benefits would be different from those shown if the gross annual investment rates of return averaged 12%, 6%, and 0% over a period of years, but fluctuated above and below those averages for individual Policy
Years, or if the Insureds were assigned to different underwriting risk classifications.

The first two columns of the tables show the Policy Years and End of Year Age. The next two columns show Annual Premium Outlay and the Net Annual Rate of Return (ROR). The following columns show the Total Accumulated Value, Total Surrender Value and Total Death Benefit. The columns headed Current Charges assume that, throughout the life of the Policy, the monthly Cost of Insurance is based on the current Cost of Insurance Rates and that current expense deductions and the current percent of premium load are applied. This reflects the basis on which Acacia Life currently sells its Policies. The columns headed Guaranteed Charges assume that, throughout the life of the Policy, the monthly Cost of Insurance is based on the maximum Cost of Insurance Rate permitted under the Policy and that the maximum allowable expense deductions and percent of premium loads are applied. The maximum allowable Cost of Insurance Rates under the Policy are based upon the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker, Male and Female Mortality Tables (Smoker is referenced for tobacco use rates; Non-Smoker is referenced for non-tobacco use rates). Since these are recent tables and are split to reflect tobacco use and sex, the current Cost of Insurance Rates used by Acacia Life are at this time equal to the maximum Cost of Insurance Rates for many ages. Acacia Life anticipates reflecting future improvements in actual mortality experience through adjustments in the current cost of insurance rates actually applied. Acacia Life also anticipates reflecting any future improvements in expenses incurred by applying lower percent of premiums of loads and other expense deductions. The tables on pages A-3 through A-5 are based on a level Death Benefit Option (Option A) and the tables on pages A-6 through A-8 are based on an increasing Death Benefit Option (Option B).

The amounts shown for the Accumulation Values, Surrender values and Death Benefits reflect the fact that the net investment return of the Subaccounts is lower than the gross, after-tax return of the assets held in the Fund as a result of expenses paid by the Fund and charges levied against the Subaccounts. The values shown take into account an average of the expenses paid by each portfolio available for investment at an equivalent annual rate of 0.90% (which is in excess of the current equivalent annual rate of 0.86% of the aggregate average daily net assets of the Fund). The investment adviser or other affiliates of various Funds have agreed to reimburse the portfolios to the extent that the aggregate operating expenses (certain portfolios may exclude certain items) were in excess of an annual rate of average daily net assets. These agreements are expected to continue in future years but may be terminated at any time. [Information about additional Underlying Funds may be supplied by Amendment.] As long as the expense limitations continue for a portfolio, if a reimbursement occurs, it has the effect of lowering the portfolio's expense ratio and increasing its total return. The illustrated gross annual investment rates of return of 12%, 6%, and 0% were computed after deducting Fund expenses and correspond to approximate net annual rates of 10.20%, 4.20%, and -1.80%, respectively, for years 1-15 and 10.65%, 4.65%, and -1.35%, respectively, for the years thereafter.

The hypothetical values shown in the tables do not reflect any charges for federal income tax burden attributable to Separate Account I, since Acacia Life is not currently making such charges. However, such charges may be made in the future and, in that event, the gross annual investment rate of return would have to exceed 12%, 6%, or 0% by an amount sufficient to cover the tax charges in order to produce the death benefits and values illustrated. (See the section on Federal Tax Matters.)

The tables illustrate the Policy values that would result based upon the hypothetical investment rates of return if premiums are paid as indicated, if all net premiums are allocated to Separate Account I, and if no Policy loans have been made. The tables are also based on the assumptions that the Policy Owner has not requested an increase or decrease in the initial Specified Amount, that no partial withdrawals have been made, and that no more than fifteen transfers have been made in any Policy Year so that no transfer charges have been incurred. Illustrated values would be different if the proposed Insureds were both male or both female, tobacco users, in substandard risk classifications, or were other ages, or if a higher or lower premium was illustrated.

                                   REGENT 2001

Upon request, Acacia Life will provide comparable illustrations based upon the proposed Insureds' ages, sexes and underwriting classifications, the Specified Amount, the Death Benefit option, and planned periodic premium schedule requested, and any available riders requested. In addition, upon client request, illustrations may be furnished reflecting allocation of premiums to specified Subaccounts. Such illustrations will reflect the expenses of the portfolio in which the Subaccount invests.

                                   REGENT 2001

----------------------------------------------------------------------------------------------
Acacia Life Insurance Company                                          Prepared by: Acacia Rep
Regent 2001 Survivorship Flexible Premium Variable Life
Insurance Illustration (Form 8075)                                              April 25, 2001
----------------------------------------------------------------------------------------------
Insured Name    Client / Client Spouse                      Annual Premium              19,660
        Sex     Male / Female                               Specified Amount         1,000,000
        Age     65 / 65                                     Death Benefit Option         Level
        Insured Class  Preferred / Preferred                Riders                        None
----------------------------------------------------------------------------------------------
                                         12% Hypothetical Gross Annual Rate of Return (ROR)
                                         --------------------------------------------------
                                             Current Charges             Guaranteed Charges
                                             ---------------             ------------------
End of    End of    Annual     Net         Total       Total     Total       Total       Total
Policy      Year   Premium  Annual  Accumulation   Surrender     Death   Surrender       Death
  Year       Age    Outlay     ROR         Value       Value   Benefit       Value     Benefit
----------------------------------------------------------------------------------------------
   1     66 / 66    19,660  10.20%      20,284         634   1,000,000         634   1,000,000
   2     67 / 67    19,660  10.20%      42,282      22,632   1,000,000      22,015   1,000,000
   3     68 / 68    19,660  10.20%      66,121      46,471   1,000,000      44,703   1,000,000
   4     69 / 69    19,660  10.20%      91,954      72,304   1,000,000      68,696   1,000,000
   5     70 / 70    19,660  10.20%     119,971     100,321   1,000,000      93,978   1,000,000
                    ------
Total               98,300

   6     71 / 71    19,660  10.20%     151,046     133,361   1,000,000     122,470   1,000,000
   7     72 / 72    19,660  10.20%     184,826     169,106   1,000,000     152,112   1,000,000
   8     73 / 73    19,660  10.20%     221,567     207,812   1,000,000     182,750   1,000,000
   9     74 / 74    19,660  10.20%     261,622     249,832   1,000,000     214,179   1,000,000
   10    75 / 75    19,660  10.20%     305,331     295,506   1,000,000     246,185   1,000,000
                   -------
Total              196,600

   11    76 / 76    19,660  10.20%     353,162     345,302   1,000,000     278,571   1,000,000
   12    77 / 77    19,660  10.20%     405,549     399,654   1,000,000     311,181   1,000,000
   13    78 / 78    19,660  10.20%     463,093     459,163   1,000,000     343,911   1,000,000
   14    79 / 79    19,660  10.20%     526,390     524,425   1,000,000     376,684   1,000,000
   15    80 / 80    19,660  10.20%     596,179     596,179   1,000,000     409,401   1,000,000
                   -------
Total              294,900

   16    81 / 81    19,660  10.65%     675,739     675,739   1,000,000     441,850   1,000,000
   17    82 / 82    19,660  10.65%     763,795     763,795   1,000,000     474,376   1,000,000
   18    83 / 83    19,660  10.65%     862,007     862,007   1,000,000     506,891   1,000,000
   19    84 / 84    19,660  10.65%     972,641     972,641   1,014,558     539,427   1,000,000
   20    85 / 85    19,660  10.65%   1,095,546   1,095,546   1,142,390     572,324   1,000,000
                   -------
Total              393,200

   25    90 / 90    19,660  10.65%   1,920,344   1,920,344   1,998,983     774,820   1,000,000
   30    95 / 95    19,660  10.65%   3,267,882   3,267,882   3,265,966   1,299,526   1,312,522
   35   100 /100    19,660  10.65%   5,515,643   5,515,643   5,501,453   2,234,354   2,256,697
                   -------
Total              688,100

THIS ILLUSTRATION IS NOT AUTHORIZED FOR USE UNLESS PRECEDED OR ACCOMPANIED BY A PROSPECTUS, AND PRESENTED BY A REGISTERED REPRESENTATIVE. THIS ILLUSTRATION IS INTENDED TO SHOW POLICY VALUES AND BENEFITS BASED ON THE HYPOTHETICAL PERFORMANCE OF THE UNDERLYING INVESTMENT ACCOUNTS AND MAY NOT BE USED TO PREDICT INVESTMENT RESULTS.

                                   REGENT 2001

----------------------------------------------------------------------------------------------
Acacia Life Insurance Company                                          Prepared by: Acacia Rep
Regent 2001 Survivorship Flexible Premium Variable Life
Insurance Illustration (Form 8075)                                              April 25, 2001
----------------------------------------------------------------------------------------------
Insured Name    Client / Client Spouse                      Annual Premium              19,660
        Sex     Male / Female                               Specified Amount         1,000,000
        Age     65 / 65                                     Death Benefit Option         Level
        Insured Class  Preferred / Preferred                Riders                        None
----------------------------------------------------------------------------------------------
                                          6% Hypothetical Gross Annual Rate of Return (ROR)
                                          -------------------------------------------------
                                             Current Charges             Guaranteed Charges
                                             ---------------             ------------------
End of    End of    Annual     Net         Total       Total     Total       Total       Total
Policy      Year   Premium  Annual  Accumulation   Surrender     Death   Surrender       Death
  Year       Age    Outlay     ROR         Value       Value   Benefit       Value     Benefit
----------------------------------------------------------------------------------------------
   1     66 / 66    19,660   4.20%      19,157           0   1,000,000           0   1,000,000
   2     67 / 67    19,660   4.20%      38,775      19,125   1,000,000      18,530   1,000,000
   3     68 / 68    19,660   4.20%      58,821      39,171   1,000,000      37,496   1,000,000
   4     69 / 69    19,660   4.20%      79,277      59,627   1,000,000      56,261   1,000,000
   5     70 / 70    19,660   4.20%     100,136      80,486   1,000,000      74,653   1,000,000
                   -------
Total               98,300

   6     71 / 71    19,660   4.20%     122,036     104,351   1,000,000      94,418   1,000,000
   7     72 / 72    19,660   4.20%     144,355     128,635   1,000,000     113,299   1,000,000
   8     73 / 73    19,660   4.20%     167,066     153,311   1,000,000     130,915   1,000,000
   9     74 / 74    19,660   4.20%     190,203     178,413   1,000,000     146,794   1,000,000
   10    75 / 75    19,660   4.20%     213,733     203,908   1,000,000     160,398   1,000,000
                   -------
Total              196,600

   11    76 / 76    19,660   4.20%     237,715     229,855   1,000,000     171,131   1,000,000
   12    77 / 77    19,660   4.20%     262,088     256,193   1,000,000     178,345   1,000,000
   13    78 / 78    19,660   4.20%     286,907     282,977   1,000,000     181,309   1,000,000
   14    79 / 79    19,660   4.20%     312,106     310,141   1,000,000     179,145   1,000,000
   15    80 / 80    19,660   4.20%     337,655     337,655   1,000,000     170,694   1,000,000
                   -------
Total              294,900

   16    81 / 81    19,660   4.65%     364,467     364,467   1,000,000     153,180   1,000,000
   17    82 / 82    19,660   4.65%     390,319     390,319   1,000,000     125,638   1,000,000
   18    83 / 83    19,660   4.65%     414,780     414,780   1,000,000      85,092   1,000,000
   19    84 / 84    19,660   4.65%     437,294     437,294   1,000,000      27,607   1,000,000
   20    85 / 85    19,660   4.65%     457,330     457,330   1,000,000           0   1,000,000
                   -------
Total              393,200

   25    90 / 90    19,660   4.65%     512,608     512,608   1,000,000           0           0
   30    95 / 95    19,660   4.65%     416,346     416,346   1,000,000           0           0
   35   100 /100    19,660   4.65%           0           0           0           0           0
                   -------
Total              688,100

THIS ILLUSTRATION IS NOT AUTHORIZED FOR USE UNLESS PRECEDED OR ACCOMPANIED BY A PROSPECTUS, AND PRESENTED BY A REGISTERED REPRESENTATIVE. THIS ILLUSTRATION IS INTENDED TO SHOW POLICY VALUES AND BENEFITS BASED ON THE HYPOTHETICAL PERFORMANCE OF THE UNDERLYING INVESTMENT ACCOUNTS AND MAY NOT BE USED TO PREDICT INVESTMENT RESULTS.

                                   REGENT 2001

----------------------------------------------------------------------------------------------
Acacia Life Insurance Company                                          Prepared by: Acacia Rep
Regent 2001 Survivorship Flexible Premium Variable Life
Insurance Illustration (Form 8075)                                              April 25, 2001
----------------------------------------------------------------------------------------------
Insured Name    Client / Client Spouse                      Annual Premium              19,660
        Sex     Male / Female                               Specified Amount         1,000,000
        Age     65 / 65                                     Death Benefit Option         Level
        Insured Class  Preferred / Preferred                Riders                        None
----------------------------------------------------------------------------------------------
                                          0% Hypothetical Gross Annual Rate of Return (ROR)
                                          -------------------------------------------------
                                             Current Charges             Guaranteed Charges
                                             ---------------             ------------------
End of    End of    Annual     Net         Total       Total     Total       Total       Total
Policy      Year   Premium  Annual  Accumulation   Surrender     Death   Surrender       Death
  Year       Age    Outlay     ROR         Value       Value   Benefit       Value     Benefit
----------------------------------------------------------------------------------------------
   1     66 / 66    19,660  -1.80%      18,032           0   1,000,000           0   1,000,000
   2     67 / 67    19,660  -1.80%      35,404      15,754   1,000,000      15,181   1,000,000
   3     68 / 68    19,660  -1.80%      52,078      32,428   1,000,000      30,843   1,000,000
   4     69 / 69    19,660  -1.80%      68,025      48,375   1,000,000      45,242   1,000,000
   5     70 / 70    19,660  -1.80%      83,230      63,580   1,000,000      58,226   1,000,000
                   -------
Total               98,300

   6     71 / 71    19,660  -1.80%      98,295      80,610   1,000,000      71,564   1,000,000
   7     72 / 72    19,660  -1.80%     112,570      96,850   1,000,000      83,027   1,000,000
   8     73 / 73    19,660  -1.80%     126,007     112,252   1,000,000      92,264   1,000,000
   9     74 / 74    19,660  -1.80%     138,617     126,827   1,000,000      98,837   1,000,000
   10    75 / 75    19,660  -1.80%     150,342     140,517   1,000,000     102,243   1,000,000
                   -------
Total              196,600

   11    76 / 76    19,660  -1.80%     161,207     153,347   1,000,000     101,927   1,000,000
   12    77 / 77    19,660  -1.80%     171,111     165,216   1,000,000      97,285   1,000,000
   13    78 / 78    19,660  -1.80%     180,064     176,134   1,000,000      87,642   1,000,000
   14    79 / 79    19,660  -1.80%     187,934     185,969   1,000,000      72,179   1,000,000
   15    80 / 80    19,660  -1.80%     194,618     194,618   1,000,000      49,806   1,000,000
                   -------
Total              294,900

   16    81 / 81    19,660  -1.35%     200,153     200,153   1,000,000      17,256   1,000,000
   17    82 / 82    19,660  -1.35%     202,457     202,457   1,000,000           0   1,000,000
   18    83 / 83    19,660  -1.35%     200,771     200,771   1,000,000           0   1,000,000
   19    84 / 84    19,660  -1.35%     194,068     194,068   1,000,000           0   1,000,000
   20    85 / 85    19,660  -1.35%     181,214     181,214   1,000,000           0   1,000,000
                   -------
Total              393,200

   25    90 / 90    19,660  -1.35%           0           0           0           0           0
   30    95 / 95    19,660  -1.35%           0           0           0           0           0
   35   100 /100    19,660  -1.35%           0           0           0           0           0
                   -------
Total              688,100

THIS ILLUSTRATION IS NOT AUTHORIZED FOR USE UNLESS PRECEDED OR ACCOMPANIED BY A PROSPECTUS, AND PRESENTED BY A REGISTERED REPRESENTATIVE. THIS ILLUSTRATION IS INTENDED TO SHOW POLICY VALUES AND BENEFITS BASED ON THE HYPOTHETICAL PERFORMANCE OF THE UNDERLYING INVESTMENT ACCOUNTS AND MAY NOT BE USED TO PREDICT INVESTMENT RESULTS.

                                   REGENT 2001

----------------------------------------------------------------------------------------------
Acacia Life Insurance Company                                          Prepared by: Acacia Rep
Regent 2001 Survivorship Flexible Premium Variable Life
Insurance Illustration (Form 8075)                                              April 25, 2001
----------------------------------------------------------------------------------------------
Insured Name    Client / Client Spouse                      Annual Premium             566,796
        Sex     Male / Female                               Specified Amount         5,000,000
        Age     65 / 65                                     Death Benefit Option    Increasing
        Insured Class  Preferred / Preferred                Riders                        None
----------------------------------------------------------------------------------------------
                                         12% Hypothetical Gross Annual Rate of Return (ROR)
                                         --------------------------------------------------
                                             Current Charges             Guaranteed Charges
                                             ---------------             ------------------
End of    End of    Annual     Net         Total       Total     Total       Total       Total
Policy      Year   Premium  Annual  Accumulation   Surrender     Death   Surrender       Death
  Year       Age    Outlay     ROR         Value       Value   Benefit       Value     Benefit
----------------------------------------------------------------------------------------------
   1     66 / 66   566,796  10.20%     606,298     508,348   5,606,298     508,348   5,606,298
   2     67 / 67   566,796  10.20%   1,272,274   1,174,324   6,272,274   1,167,600   6,265,550
   3     68 / 68   566,796  10.20%   2,003,630   1,905,680   7,003,630   1,889,007   6,986,957
   4     69 / 69   566,796  10.20%   2,806,696   2,708,746   7,806,696   2,677,894   7,775,844
   5     70 / 70   566,796  10.20%   3,688,506   3,590,556   8,688,506   3,539,952   8,637,902
                ----------
Total            2,833,980

   6     71 / 71   566,796  10.20%   4,659,821   4,571,666   9,659,821   4,490,952   9,579,107
   7     72 / 72   566,796  10.20%   5,726,389   5,648,029  10,726,389   5,527,257  10,605,617
   8     73 / 73   566,796  10.20%   6,897,423   6,828,858  11,897,423   6,655,103  11,723,668
   9     74 / 74   566,796  10.20%   8,183,403   8,124,633  13,183,403   7,880,864  12,939,634
   10    75 / 75   566,796  10.20%   9,595,449   9,546,474  14,595,449   9,211,251  14,260,226
                ----------
Total            5,667,960

   11    76 / 76   566,796  10.20%  11,146,341  11,107,161  16,146,341  10,653,510  15,692,690
   12    77 / 77   566,796  10.20%  12,849,336  12,819,951  17,849,336  12,215,633  17,245,018
   13    78 / 78   566,796  10.20%  14,719,760  14,700,170  19,719,760  13,906,455  18,926,045
   14    79 / 79   566,796  10.20%  16,773,589  16,763,794  21,773,589  15,735,532  20,745,327
   15    80 / 80   566,796  10.20%  19,028,580  19,028,580  24,028,580  17,712,759  22,712,759
                ----------
Total            8,501,940

   16    81 / 81   566,796  10.65%  21,586,999  21,586,999  26,586,999  19,919,839  24,919,839
   17    82 / 82   566,796  10.65%  24,395,311  24,395,311  29,395,311  22,313,058  27,313,058
   18    83 / 83   566,796  10.65%  27,475,050  27,475,050  32,475,050  24,905,043  29,905,043
   19    84 / 84   566,796  10.65%  30,848,733  30,848,733  35,848,733  27,709,716  32,709,716
   20    85 / 85   566,796  10.65%  34,541,443  34,541,443  39,541,443  30,743,130  35,743,130
                ----------
Total           11,335,920

   25    90 / 90   566,796  10.65%  59,020,839  59,020,839  64,020,801  50,105,506  55,105,506
   30    95 / 95   566,796  10.65%  97,804,770  97,804,770 102,804,706  79,201,419  84,201,419
   35   100 /100   566,796  10.65% 160,175,938 160,175,938 165,175,829 117,680,315 122,680,315
                ----------
Total           19,837,860

THIS ILLUSTRATION IS NOT AUTHORIZED FOR USE UNLESS PRECEDED OR ACCOMPANIED BY A PROSPECTUS, AND PRESENTED BY A REGISTERED REPRESENTATIVE. THIS ILLUSTRATION IS INTENDED TO SHOW POLICY VALUES AND BENEFITS BASED ON THE HYPOTHETICAL PERFORMANCE OF THE UNDERLYING INVESTMENT ACCOUNTS AND MAY NOT BE USED TO PREDICT INVESTMENT RESULTS.

                                   REGENT 2001

----------------------------------------------------------------------------------------------
Acacia Life Insurance Company                                          Prepared by: Acacia Rep
Regent 2001 Survivorship Flexible Premium Variable Life
Insurance Illustration (Form 8075)                                              April 25, 2001
----------------------------------------------------------------------------------------------
Insured Name    Client / Client Spouse                      Annual Premium             566,796
        Sex     Male / Female                               Specified Amount         5,000,000
        Age     65 / 65                                     Death Benefit Option    Increasing
        Insured Class  Preferred / Preferred                Riders                        None
----------------------------------------------------------------------------------------------
                                          6% Hypothetical Gross Annual Rate of Return (ROR)
                                          -------------------------------------------------
                                             Current Charges             Guaranteed Charges
                                             ---------------             ------------------
End of    End of    Annual     Net         Total       Total     Total       Total       Total
Policy      Year   Premium  Annual  Accumulation   Surrender     Death   Surrender       Death
  Year       Age    Outlay     ROR         Value       Value   Benefit       Value     Benefit
----------------------------------------------------------------------------------------------
   1     66 / 66   566,796   4.20%     573,176     475,226   5,573,176     475,226   5,573,176
   2     67 / 67   566,796   4.20%   1,168,332   1,070,382   6,168,332   1,063,976   6,161,926
   3     68 / 68   566,796   4.20%   1,786,039   1,688,089   6,786,039   1,672,542   6,770,492
   4     69 / 69   566,796   4.20%   2,426,933   2,328,983   7,426,933   2,300,794   7,398,744
   5     70 / 70   566,796   4.20%   3,091,738   2,993,788   8,091,738   2,948,421   8,046,371
                 ---------
Total            2,833,980

   6     71 / 71   566,796   4.20%   3,784,133   3,695,978   8,784,133   3,624,615   8,712,770
   7     72 / 72   566,796   4.20%   4,502,022   4,423,662   9,502,022   4,318,535   9,396,895
   8     73 / 73   566,796   4.20%   5,246,020   5,177,455  10,246,020   5,028,559  10,097,124
   9     74 / 74   566,796   4.20%   6,017,090   5,958,320  11,017,090   5,752,516  10,811,286
   10    75 / 75   566,796   4.20%   6,815,819   6,766,844  11,815,819   6,487,838  11,536,813
                 ---------
Total            5,667,960

   11    76 / 76   566,796   4.20%   7,643,335   7,604,155  12,643,335   7,231,701  12,270,881
   12    77 / 77   566,796   4.20%   8,500,016   8,470,631  13,500,016   7,981,168  13,010,553
   13    78 / 78   566,796   4.20%   9,386,952   9,367,362  14,386,952   8,733,198  13,752,788
   14    79 / 79   566,796   4.20%  10,304,400  10,294,605  15,304,400   9,484,444  14,493,239
   15    80 / 80   566,796   4.20%  11,252,778  11,252,778  16,252,771  10,230,788  15,230,788
                 ---------
Total            8,501,940

   16    81 / 81   566,796   4.65%  12,280,361  12,280,361  17,280,361  11,005,069  16,005,069
   17    82 / 82   566,796   4.65%  13,334,366  13,334,366  18,334,366  11,768,095  16,768,095
   18    83 / 83   566,796   4.65%  14,411,116  14,411,115  19,411,115  12,512,288  17,512,288
   19    84 / 84   566,796   4.65%  15,505,462  15,505,462  20,505,462  13,229,630  18,229,630
   20    85 / 85   566,796   4.65%  16,612,155  16,612,155  21,612,155  13,912,321  18,912,321
                ----------
Total           11,335,920

   25    90 / 90   566,796   4.65%  22,262,269  22,262,269  27,262,269  16,569,550  21,569,550
   30    95 / 95   566,796   4.65%  27,772,592  27,772,592  32,772,592  17,216,117  22,216,117
   35   100 /100   566,796   4.65%  32,930,105  32,930,105  37,930,105   8,740,110  13,740,110
                ----------
Total           19,837,860

THIS ILLUSTRATION IS NOT AUTHORIZED FOR USE UNLESS PRECEDED OR ACCOMPANIED BY A PROSPECTUS, AND PRESENTED BY A REGISTERED REPRESENTATIVE. THIS ILLUSTRATION IS INTENDED TO SHOW POLICY VALUES AND BENEFITS BASED ON THE HYPOTHETICAL PERFORMANCE OF THE UNDERLYING INVESTMENT ACCOUNTS AND MAY NOT BE USED TO PREDICT INVESTMENT RESULTS.

                                   REGENT 2001

----------------------------------------------------------------------------------------------
Acacia Life Insurance Company                                          Prepared by: Acacia Rep
Regent 2001 Survivorship Flexible Premium Variable Life
Insurance Illustration (Form 8075)                                              April 25, 2001
----------------------------------------------------------------------------------------------
Insured Name    Client / Client Spouse                      Annual Premium             566,796
        Sex     Male / Female                               Specified Amount         5,000,000
        Age     65 / 65                                     Death Benefit Option    Increasing
        Insured Class  Preferred / Preferred                Riders                        None
----------------------------------------------------------------------------------------------
                                          0% Hypothetical Gross Annual Rate of Return (ROR)
                                          -------------------------------------------------
                                           Current Charges               Guaranteed Charges
                                             ---------------             ------------------
End of    End of    Annual     Net         Total       Total     Total       Total       Total
Policy      Year   Premium  Annual  Accumulation   Surrender     Death   Surrender       Death
  Year       Age    Outlay     ROR         Value       Value   Benefit       Value     Benefit
----------------------------------------------------------------------------------------------
   1     66 / 66   566,796  -1.80%     540,056     442,106   5,540,056     442,106   5,539,056
   2     67 / 67   566,796  -1.80%   1,068,371     970,421   6,068,371     964,332   6,062,282
   3     68 / 68   566,796  -1.80%   1,584,832   1,486,882   6,584,832   1,472,427   6,570,377
   4     69 / 69   566,796  -1.80%   2,089,367   1,991,417   7,089,367   1,965,726   7,063,676
   5     70 / 70   566,796  -1.80%   2,581,967   2,484,017   7,581,967   2,443,413   7,541,363
                 ---------
Total            2,833,980

   6     71 / 71   566,796  -1.80%   3,065,451   2,977,296   8,065,451   2,914,203   8,002,358
   7     72 / 72   566,796  -1.80%   3,536,851   3,458,491   8,536,851   3,366,843   8,445,203
   8     73 / 73   566,796  -1.80%   3,995,958   3,927,393   8,995,958   3,799,379   8,867,944
   9     74 / 74   566,796  -1.80%   4,442,882   4,384,112   9,442,882   4,209,427   9,268,197
   10    75 / 75   566,796  -1.80%   4,877,326   4,828,351   9,877,326   4,594,346   9,643,321
                 ---------
Total            5,667,960

   11    76 / 76   566,796  -1.80%   5,299,500   5,260,320  10,299,500   4,951,398   9,990,578
   12    77 / 77   566,796  -1.80%   5,708,835   5,679,450  10,708,835   5,277,895  10,307,280
   13    78 / 78   566,796  -1.80%   6,105,450   6,085,860  11,105,450   5,571,214  10,590,804
   14    79 / 79   566,796  -1.80%   6,488,606   6,478,811  11,488,606   5,828,598  10,838,393
   15    80 / 80   566,796  -1.80%   6,857,725   6,857,725  11,857,725   6,046,729  11,046,729
                 ---------
Total            8,501,940

   16    81 / 81   566,796  -1.35%   7,240,442   7,240,442  12,240,442   6,240,650  11,240,650
   17    82 / 82   566,796  -1.35%   7,597,525   7,597,525  12,597,525   6,386,243  11,386,243
   18    83 / 83   566,796  -1.35%   7,924,557   7,924,557  12,924,557   6,477,284  11,477,284
   19    84 / 84   566,796  -1.35%   8,215,911   8,215,911  13,215,911   6,507,539  11,507,539
   20    85 / 85   566,796  -1.35%   8,466,159   8,466,159  13,466,159   6,471,418  11,471,418
                ----------
Total           11,335,920

   25    90 / 90   566,796  -1.35%   9,035,221   9,035,221  14,035,221   5,162,261  10,162,261
   30    95 / 95   566,796  -1.35%   8,197,635   8,197,635  13,197,635   1,591,210   6,591,210
   35   100 /100   566,796  -1.35%   5,885,476   5,885,476  10,885,476           0           0
                ----------
Total           19,837,860

THIS ILLUSTRATION IS NOT AUTHORIZED FOR USE UNLESS PRECEDED OR ACCOMPANIED BY A PROSPECTUS, AND PRESENTED BY A REGISTERED REPRESENTATIVE. THIS ILLUSTRATION IS INTENDED TO SHOW POLICY VALUES AND BENEFITS BASED ON THE HYPOTHETICAL PERFORMANCE OF THE UNDERLYING INVESTMENT ACCOUNTS AND MAY NOT BE USED TO PREDICT INVESTMENT RESULTS.

                                   REGENT 2001

                                   APPENDIX B

      AUTOMATIC REBALANCING, MODEL ASSET ALLOCATION, DOLLAR COST AVERAGING
                           AND EARNINGS SWEEP PROGRAMS

To assist the Owner in making a premium allocation decision among Subaccounts, Acacia Life offers automatic transfer programs. These programs are designed to meet individual needs of the Owner and are not guaranteed to improve performance of the Policy.

The Owner may elect the Automatic Rebalancing Program which will adjust values in the Subaccounts to align with a specific percentage of total value in the Variable Account. By placing a written allocation election form on file with Acacia Life, the Owner may have amounts automatically transferred from the Subaccounts on either a quarterly, semi-annual or annual basis. The Owner chooses the percentages to be used under the Automatic Rebalancing Program.

Model Asset Allocation is offered through The Advisors Group, Inc. (TAG) in conjunction with the services of Ibbotson Associates who were among the first to develop the modern science of asset allocation. TAG representatives offer a service created by Ibbotson Associates to match the Owner's risk tolerance and investment objectives with a model Subaccount percentage allocation formula. To use this service, the Owner first completes a questionnaire about risk tolerance and Policy performance objectives. The TAG representative uses the completed responses to match the Owner's needs to one of ten different model percentage allocation formulas designed by Ibbotson. The Owner may then elect to follow the recommended percentage allocation formula, or select a different formula.

Ibbotson Associates provides a valuable service to an Owner who seeks to follow the science of asset allocation. Some research studies have shown that the asset allocation decision is the single largest determinant of Portfolio performance. Asset allocation combines the concepts of asset-liability management, mean-variance optimization, simulation and economic forecasting. Its objectives are to match asset classes and strategies to achieve better returns, to reduce volatility and to attain specific goals such as avoidance of interest rate or market risk.

As an alternative, Acacia Life also offers the Owner the option to elect the Dollar Cost Averaging Program. Dollar cost averaging is a long-term investment method that uses periodic premium allocations from the Money Market Subaccount to other Subaccounts. Under the theory of dollar cost averaging, the Owner may pursue a strategy of regular and systematic purchases to take advantage of market value fluctuations. More Subaccount accumulation units will be purchased when Subaccount unit values are low and fewer units will be purchased when unit values are high. There is no guarantee that the Dollar Cost Averaging Program will protect against market loss or improve performance of the Policy.

The Dollar Cost Averaging Program provides a valuable service to an Owner who is able to sustain a long-term transfer schedule and who seeks to avoid the volatility often associated with equity investments.

The Earnings Sweep Program allows an Owner to systematically reallocate interest earnings from the Fixed Account to one or more of the Subaccounts on a monthly, quarterly, semi-annual, or annual basis to meet your investment allocation percentages.

                                   REGENT 2001

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

Registrant  makes  the  following   representation   pursuant  to  the  National
Securities Markets Improvements Act of 1996:

Acacia Life Insurance Company represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                              RULE 484 UNDERTAKING

Acacia Life's By-laws provide as follows:

"The Company shall indemnify its officers and Directors and former officers and Directors and any person serving at the request of the Company as a Director or officer of another company, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any pending or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, with respect to which such officer or Director or other person is a party, or is threatened to be made a party, by reason of being or having been a Director or officer of the Company, or such other company or enterprise, except in relation to matters as to which any such Director or officer or former Director or officer, or other person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duty."

                     REPRESENTATION PURSUANT TO RULE 6E-3(T)

This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Acacia Life Insurance Company Separate Account I as caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Bethesda, County of Montgomery, State of Maryland on this 25th day of April 2001.

                    ACACIA LIFE INSURANCE COMPANY SEPARATE ACCOUNT I, Registrant

                                        ACACIA LIFE INSURANCE COMPANY, Depositor


Attest: /s/                                  By: /s/
        -----------------------------            -----------------------------
                  Secretary                          Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the Directors and Principal Officers of Acacia Life Insurance Company on the dates indicated.

         SIGNATURE                         TITLE                    DATE
         ---------                         -----                    ----


/s/                             Chairman of the Board          April 25, 2001
----------------------------    and Chief Executive Officer
Charles T. Nason                and Director


/s/                             President and Chief            April 25, 2001
----------------------------    Operating Officer and
Robert W. Clyde                 Director


/s/                             Director                       April 25, 2001
----------------------------
Roger R. Blunt


/s/                             Director                       April 25, 2001
----------------------------
Patricia A. McGuire


/s/                             Director                       April 25, 2001
----------------------------
Floretta D. McKenzie


/s/                             Director                       April 25, 2001
----------------------------
Edward F. Mitchell


/s/                             Director                       April 25, 2001
----------------------------
W. Jarvis Moody


/s/                             Director                       April 25, 2001
----------------------------
Edward J. Quinn, Jr.


/s/                             Director                       April 25, 2001
----------------------------
D. Wayne Silby

/s/                             Director                       April 25, 2001
----------------------------
Robert M. Willis

/s/                             Senior Vice President,         April 25, 2001
----------------------------    General Counsel and
Robert-John H. Sands            Corporate Secretary


/s/                             Senior Vice President,         April 25, 2001
----------------------------    Product Management and
Haluk Ariturk                   Administration


/s/                             Senior Vice President and      April 25, 2001
----------------------------    Chief Financial Officer
JoAnn M. Martin


/s/                             Senior Vice President,         April 25, 2001
----------------------------    Career Distribution
Brian J. Owens


/s/                             Senior Vice President          April 25, 2001
----------------------------    and Corporate Actuary
Richard W. Vautravers

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following Papers and Documents:

The facing sheet.
The prospectus consisting of ___ pages.
The undertaking to file reports.
The undertaking pursuant to Rule 484.
Representations pursuant to Rule 6e-3(T).
Executed Signature Page

(a)  Written consent of Actuary [TO BE FILED BY AMENDMENT]

(b) Opinion of Counsel re legality of securities being offered [TO BE FILED BY AMENDMENT]

(c)  Written Consent and Report of Independent Auditors [TO BE FILED BY
     AMENDMENT]

The Following Exhibits:

1.   The Following exhibits correspond to those required by Form N-8B-2:

(1)  Resolution of Board of Directors of Company establishing the Account.

(2)  Form of Custodian Agreement [NOT APPLICABLE]

(3)  Distribution Agreement [TO BE FILED BY AMENDMENT]

(4)  Agreements between depositor, underwriter and custodian. [NOT APPLICABLE]

(5)  Form of security (insurance policies and riders)

(6)  (a)  Articles of Incorporation of the Company.
     (b)  By-laws of the Company.

(7)  Insurance policy under contract between trust and company [NOT APPLICABLE]

(8) Agreement relating to underlying investment company or its affiliates. [PARTICIPATION AGREEMENTS TO BE FILED BY AMENDMENT]

(9)  Other material contracts. [NOT APPLICABLE]

(10) (a)  Application Form [TO BE FILED BY AMENDMENT]

(11) Code of Ethics pursuant to Rule 17j-1 [NOT APPLICABLE].

B.   (1)  Copies of notices sent to security holders [NOT APPLICABLE]

     (2)  Annual reports sent to security holders [NOT APPLICABLE]

                                  EXHIBIT INDEX

EXHIBIT

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1.   Resolution of Board of Directors of Company establishing the Account.

2.   Form of Policy

3.   Form of Policy Riders

4.   Articles of Incorporation of the Company.

5.   By-laws of the Company.